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DATE : 9/20/02

All Nippon Airways Co., Ltd.

File No. 82-1569.

02 SEP 20

AR/S
3-31-02

Annual Report

2002

For the Year Ended March 31, 2002



ANA Style: Making the Difference

ANA

A STAR ALLIANCE MEMBER

Consolidated Financial Highlights

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2002 and 2001

	Yen (Millions) except per share amounts		U.S. dollars (Thousands) except per share amounts
	2002	2001	2002
For the Year:			
Operating revenues	¥1,204,514	¥1,279,635	$ 9,039,505
Operating expenses	1,181,546	1,197,392	8,867,137
Operating income	22,968	82,243	172,368
Income (loss) before income taxes and minority interests	(7,178)	63,289	(53,869)
Net income (loss)	(9,456)	40,286	(70,964)
At Year-End:			
Total assets	1,510,982	1,451,420	11,339,452
Total shareholders' equity	138,641	150,500	1,040,458
Per Share Data:			
Net income (loss)	¥(6.17)	¥27.75	$(0.046)
Net income assuming full dilution	—	24.80	—
Number of shares issued (weighted average)	1,533,744,719	1,451,543,761	

Notes: 1. U.S. dollar amounts in this report are translated, for convenience only, at the rate of ¥133.25=U.S.$1, the approximate exchange rate as of March 31, 2002.
2. As of March 31, 2002, there were 118 consolidated subsidiaries and 27 equity-method subsidiaries and affiliates.
3. For further information, see notes to consolidated financial statements.

CONTENTS

Forward-Looking Statements

This annual report contains statements based on ANA's current plans, estimates, strategies, and beliefs; all statements that are not statements of historical fact are forward-looking statements. These statements represent the judgments and hypotheses of the Company's management based on currently available information. Air transportation, the Company's core business, involves government-mandated costs that are beyond the Company's control, such as airport utilization fees and fuel taxes. In addition, conditions in the markets served by the Company are subject to significant fluctuations. It is possible that these conditions will change dramatically due to a number of factors, such as trends in technologies, demand, prices, and economic environments; foreign exchange rate fluctuations; and others. Due to these risks and uncertainties, it is possible that the Company's future performance will differ significantly from the contents of this annual report. Accordingly, there is no assurance that the forward-looking statements in this annual report will prove to be accurate.

Approaching Challenges from the Customer's Viewpoint



This year marks the 50th anniversary of ANA's founding in 1952. Today, we offer international service, including code-share flights, on 100 routes and domestic service on 140 routes. In the fiscal year ended March 2002, we carried 49.3 million passengers.

We believe that this growth is the result of our consistent dedication to providing air transportation services that reflect the importance we place on safety, on approaching challenges from the customer's viewpoint, on creativity, and on friendliness. In the future, we will remain focused on the fundamentals, maintain a constant emphasis on safety and customer convenience, and continue to expand our operations as one of the world's leading airlines.

Establishing the ANA Brand



Trust in the ANA Group is the result of its emphasis on safety, product development from the customer's point of view, and detailed service.

For the ANA Group, safety is an exceedingly important factor, and it is the Group's highest priority. ANA has built a record of 31 years and 8 million hours of flight operations without any accidents resulting in passenger fatalities. Even among the world's major airlines, this is an exemplary record, and it reflects our commitment to safety above all else. In the year under review, we continued taking steps to enhance safety. We established the Safety and Crisis Management Headquarters, and we were the first airline in the world to introduce aircraft equipped with cabin monitoring systems that enable pilots to monitor the passenger cabin from their seats. The entire Company is dedicated to ensuring that its flight operations reflect its commitment to continually improving safety.



The ANA Group has always taken the customer's point of view as it emphasized creativity, and as a result the Group has always been a leader in the airline industry. Customers are sensitive to price and service, and it is important to respond to their needs quickly. On international routes, we established our Premium Economy service, which offers seats with amenities similar to those offered in business class, so that economy class passengers can enjoy more



comfortable travel. We also established *Biji-wari* business class discount fares, which meet customer needs for less expensive business travel with discounts for advance purchases and round-trip tickets. For customers who want greater convenience in reserving seats and purchasing tickets, we initiated E-Ticket Service, which enables travelers to make reservations over the telephone or the Internet. On domestic routes, in addition to expanding *Chowari* and other discount fares, we introduced *Rakunori*, a new business model that essentially eliminates time restrictions on ticket purchases and enables customers to check in without obtaining tickets. To redefine and enhance "ANA Style," we are continually making use of leading-edge IT.

The ANA Group's 29,000 employees, who mainly work in air transportation, ensure that we maintain a high level of safety, continually draw on creativity, and work from the customer's point of view. These employees work each day to support the ANA Group's flights in all departments, from operations and maintenance to in-flight services, airport handling, reservations and sales, and administration. The results of such efforts are recognized by customers, and as a consequence a reputation for friendliness has become a part of ANA's brand image. ANA will strive to be an airline that has an exemplary safety record, is trusted by its customers, and has a reputation for friendly service.



Capturing New Opportunities


ANA
UNITED
CHECK-IN
CHECK-IN


AIRLINE FLIGHT
ANA NH156 12:50
MU007 12:50
ANA NH920
LH729
CA9029

On April 18, 2002, a new era began for the ANA Group with the opening of the second runway at Narita Airport, and in response the Company has increased its flights about 60%, from 90 flights a week to 144. We are giving priority to the construction of a network centered on Asia, and we are focusing on increasing our China routes, on which significant growth in demand is expected. We have established ANA Connection, a connection service for customers taking flights from other airports in Japan to Narita, where they will board international flights. This service has raised convenience by linking Narita with five cities—Sapporo, Sendai, Nagoya, Osaka (Itami), and Fukuoka. We are also strengthening our relationships with other airlines. In January 2002, we formed an alliance with Thai Airways International, becoming the first Japanese airline to implement a code-share agreement on domestic flights in Asia. We also entered code-share agreements with British Midland Airways and Mexicana Airlines and expanded our code-share agreement with Asiana Airlines. For flights to resort destinations, we are using Air Japan Co., Ltd. (AJX), a low-cost ANA Group company. To augment our ability to meet demand for cargo traffic between Japan and China, which is expected to increase, in September 2002 we will introduce our first medium-size freighter, the Boeing 767-300F. By restructuring our international flights and using Narita Airport as a hub, we will make steady progress with our plans for achieving profitability in the fiscal year ending March 2004.


ANA


All Nippon Airways
Air Japan

Two of ANA's competitors, JAL and JAS, will merge in October 2002, marking the start of a new competitive structure on domestic routes, where service will be provided by the ANA Group, the post-merger company, and new market entrants. In this setting, the ANA Group will reduce flights on or withdraw entirely from low-profit routes while increasing flights and using larger aircraft on high-profit routes. In addition, our marketing strategy will be based on flexible, strategic fare setting.



Japan has a large domestic aviation market, with a total of 93 million passengers in the year ended March 2002. The Tokyo–Sapporo route has 9.4 million passengers a year and the Tokyo–Fukuoka route 8.3 million passengers a year, placing these routes among the largest domestic routes in the world. In general, Haneda routes offer higher profits, making an increase in the number of Haneda routes extremely important for raising our profitability on domestic routes overall. In July 2002, the take-off and landing capacity at Haneda was expanded, giving us the opportunity to add eight flights, including flights to Sapporo and Fukuoka. In the years ahead, we will take steps to ensure the new competitive environment does not adversely affect our profit foundation on domestic flights.

Making the Most of the ANA Group


ANA MILEAGE CLUB

ANA is bolstering its competitive strengths by continually working to enhance its services and reduce its costs.

Recent steps taken to enhance service include the use of London-based cabin attendants on European flights from August 2001 to improve the travel experience for our non-Japanese passengers. To raise convenience, we introduced the Business Class Full Flat Seat and Premium Economy services on the Narita–London route. We are also implementing new fares, such as *Biji-wari* business class discount fares.



On domestic routes, we are using information technology to increase convenience with a variety of new services. In June 2001, for example, ANA expanded the range of Internet access options available to its customers. In August 2001, we made it possible to make reservations and check fares with a personal digital assistant (PDA). And in April 2002, we updated our web site to make it easier to view and use. The number of loyal ANA customers is steadily increasing, with membership in the ANA Mileage Club surpassing 7.8 million.

In order to succeed in the face of increasingly intense competition, we continue to cut costs. At the end of March 1998, parent company All Nippon Airways Co., Ltd., had 13,888 employees, but over the past four years this figure has been reduced by about 900, to 12,978 at the end of March 2002. Available seat-kilometers per employee, an indicator of productivity, rose from 5.6 million to 6.2 million, an increase of about 11%. Accompanying the transition to a managing holding company structure (refer to the chart on page 13), we will reduce the workforce in indirect departments by about 10%, or 600 employees, over the next two years.



Reservations made over the Internet are increasing rapidly, and convenient ticketing at airport counters is being used by growing numbers of the Company's passengers. As a result, customer convenience is increasing, and sales costs are declining. In addition, we are reducing procurement costs of parts and fuel through joint procurement with other Group companies.

The ANA Group continues to take an active approach to corporate citizenship. To protect the environment, we are engaged in conservation activities, centered on measures to prevent global warming. In February 2002, our Narita Maintenance Center became the first aircraft maintenance department in Japan to receive ISO 14001 certification. In the fiscal year ending March 2003, we will introduce environmental accounting[1] and further improve our environmental reports. In addition, as one element of our social contribution activities, we are taking steps to increase convenience for customers with disabilities and senior citizens. Through the use of universal design principles in aircraft and airport facilities and of front-line services, such as the Sky Assist Desk[2], we are providing dedicated aviation services for these customers.





Note 1:

Environmental accounting

Environmental accounting is a system for measuring, analyzing, and reporting the environmental costs and benefits of operational activities.

Note 2:

Sky Assist Desk

The Sky Assist Desk is dedicated to meeting the air travel needs of customers with disabilities and senior citizens.

Creating a New ANA Group


ANA
All Nippon Airways

For the two-year period from April 2002 through March 2004, we have formulated the ANA Group Corporate Strategy Plan. Our implementation of reforms will be guided by our Group Corporate Reform Plan, which is based on the Group Corporate Strategy Plan.

ANA Group Corporate Philosophy

Our Commitment

On a foundation of security and reliability, the ANA Group will:

- Create attractive surroundings for customers
- Continue to be a familiar presence
- Offer dreams and experiences to people around the world

Course of Action

- Maintain top priority on safety
- Be customer oriented
- Contribute to society
- Embrace new challenges
- Debate with active interest, decide with confidence, and execute with conviction
- Build a powerful ANA Group by effectively using human resources and focusing on teamwork as a competitive strength

ANA Group Corporate Vision

With passenger and cargo transportion in Japan, elsewhere in Asia, and around the world as its core field of operations, the ANA Group aims to be one of the leading corporate groups in Asia.

Being the leader in Asia means that we will become

- Number one in quality
- Number one in customer satisfaction
- Number one in value creation

To achieve this vision, we will adhere to the management principle that "a focus on profits equals value creation" and a strategy based on a "consistent, continued focus on the customer and on thoroughly differentiating our products and services." The system we will use to execute this strategy will emphasize a "focus on speed" and "encouraging and rewarding individual initiative."

Overview of Reform Plan

Product Development Strategy

As a Group, we will aggressively work to offer a unified ANA brand based on the concept of always anticipating and meeting the needs of business customers, our main target, and enabling them to experience "ANA Style" in a variety of settings.

Operational Strategy

The standard for implementing our operational strategy will be a focus on profitability, differentiation, and value creation for the ANA brand. We will build domestic and international networks that optimally allocate Group resources, with domestic routes centered on Haneda Airport and international routes on Narita Airport, thereby strengthening the competitiveness of the ANA Group as a whole. In addition, we will pursue strategic alliances with other companies to contribute to the development of "ANA Style."



Measures to Reduce Fixed Cost Ratio and Administrative Reforms

To improve the cost-competitiveness of the Group as a whole, we will reduce the fixed cost ratio by converting fixed costs to variable costs, especially labor expenses, and will implement administrative reforms in every department. We will also emphasize variable compensation in accordance with corporate performance and customer satisfaction, ways to achieve flexibility in providing seats in line with periods of strong and weak demand, and the pursuit of organizational and procedural efficiency as a result of administrative reforms taken throughout the Group. These measures will help us to build a flexible cost structure.

Model for Reorganizing Group Airlines

In the Group airlines business model, fundamental factors for the ability to compete successfully include (1) decisive management, (2) the establishment of a unified Group brand, (3) the initiative of Group employees, and (4) a flexible cost structure. We must reorganize our operations to achieve an optimal business model that meets these conditions, and in response to the JAL–JAS merger we will complete this reorganization by March 2004.

Basic Concept of Management Executive and Control Systems

We will reassess our management executive and control systems with an emphasis on speed, customer orientation, and efficiency. As we make the transition to a managing holding company structure, we will reinforce our strategy implementation system.

Key Challenges

We will take steps to strengthen our financial position. As we implement the Group Corporate Strategy Plan over the next two years, we will aim to accelerate improvement in profitability. By making the most of our strategies, we will achieve "selection and concentration" in investment and the optimal use of existing resources, thereby progressing toward our goal of achieving a more stable financial position from the fiscal year ending March 2004. In addition, in order to bring greater focus and efficiency to the sales capabilities of the Group, we will integrate Group sales functions and domestic and international wholesale functions in ANA Sales Holdings Co., Ltd., by April 2003.

With an unrelenting focus on serving its customers, ANA will strive to be one of Asia's leading corporate groups in the areas of quality, customer satisfaction, and value creation.

Through the implementation of our Group Corporate Reform Plan, we aim to restore dividend payments for the fiscal year ending March 2004.



In the fiscal year ended March 31, 2002, the number of travelers declined due to the sluggish domestic economy and the after effects of the September 11 terrorist attacks in the United States. In addition, aviation insurance premiums and other expenses increased. On a consolidated basis, ANA's operating revenues declined 5.9%, to ¥1,204.5 billion, and operating income was down 72.1%, to ¥22.9 billion. The Company recorded a net loss of ¥9.4 billion. On a non-consolidated basis, operating revenues declined 5.3%, to ¥915.0 billion, and operating income was down 72.2%, to ¥18.4 billion. We recorded a net loss of ¥12.8 billion. Regrettably, the Company had no choice but to continue the suspension of dividend payments for the year under review.

The ANA Group has implemented its medium-term corporate plan, which extends through the fiscal year ending March 2003, at a pace exceeding initial expectations. However, our operating environment has changed drastically. In addition to the terrorist attacks in the United States, which have threatened the safe operations that are the lifeline of the airline industry, our competitors Japan Airlines (JAL) and Japan Air System (JAS) announced plans to merge. As a result of these developments, we needed to make substantial revisions to our medium-term corporate plan.

The changes in our operating environment following the terrorist attacks and the announcement of the pending merger of two domestic competitors are unprecedented. I believe, however, that the ANA Group must find the opportunities that exist within these changes, use them to discard old ways of doing business, and implement substantial reforms. A new runway at Narita Airport opened in April 2002, presenting ANA with a major chance to boost the profitability of its international operations. We have established a new ANA Group corporate philosophy and corporate vision that will be our management guidelines in this period of dramatic change. In addition, to increase the speed with which we implement reforms, we have formulated the Group Corporate Reform Plan, which covers the two-year period from April 2002 to March 2004 and is our guide to realizing the creation of a new ANA Group.

Under the Group Corporate Reform Plan, we will work to enhance our customer focus and reconsider the meaning of "ANA Style." The plan will be our starting point as we strive to give concrete form to the strengths that differentiate ANA from its competitors and to the services that customers truly want. With air transportation as our core field of business, we will undertake a full-scale implementation of

Value Creation management and strive to raise value for shareholders, customers, and employees.

ANA will implement large-scale reforms throughout the Group. The key points of these reforms include the following:

- We will bolster our management foundation by maintaining safety and increasing on-time performance.
- We will use a managing holding company to implement a Group management system.
- We will implement the AVC (ANA's Value Creation) performance standards throughout the entire Group, introduce the TQS (Total Quality Score) customer satisfaction system, and thereby implement rigorous, objective-based management.
- We will institute a streamlined system that can rapidly implement organizational management and administrative activities. For example, the terms of members of the board of directors and senior vice presidents have been changed to one year.
- In air transportation, we will enhance our competitive position by reorganizing our network and reallocating management resources to operational fields. Our domestic strategy will involve reducing flights on low-profit routes or withdrawing from them entirely, while increasing flights and using larger aircraft on high-profit routes. Our fare policy will emphasize establishing competitive superiority with flexible, strategic fares.
- On international routes, we will build a network centered on flights to China and other Asian destinations, with Narita Airport serving as a hub.
- In other businesses, we will focus on return on investment based on the AVC standards and will work to achieve dramatic improvements in the AVC indicators for each business by the year ending March 2004.

Through these reforms, we will endeavor to work more rapidly and dynamically and to increase the profitability and cost-competitiveness of the Group as a whole. In the year ending March 2004, we will build a structure that will be highly competitive on domestic routes, while on international routes we will achieve planned profitability levels. I place a high priority on returning profit to shareholders, and we will strive to restore dividend payments in the year ending March 2004.

The domestic economy is expected to take some time to recover. Also, although demand on international routes is recovering faster than had been expected, it will require time before the effects of the terrorist attacks are overcome. In the year ending March 2003, we will continue to face a difficult operating environment, but we will implement the new Group Corporate Reform Plan with informed decision making and a willingness to take on challenges. To become a leading corporate group in Asia in the fields of travel, hotels, and other businesses, we will increase revenues through aggressive marketing efforts, continue to cut expenses, and further improve profitability.

As CEO of the ANA Group, I will continue working to maintain and enhance shareholder value, and I would like to ask for your continued support in the years ahead.

August 2002



Yoji Ohashi
President and Chief Executive Officer

Overview of the Year under Review

Q1 *Would you please give us an overview of the fiscal year ended March 2002?*

A1 The past fiscal year was dominated by the terrorist attacks in the United States. Following the attacks, both business travel and tourism demand on international flights declined significantly, and we responded by formulating emergency countermeasures and substantially revising our operational plans. On North American routes, we switched to smaller aircraft and suspended certain flights, while on other routes, principally in Southeast Asia, we reduced frequencies on some routes and suspended service on others. We then used the aircraft freed up from these measures to increase flights on routes serving China and South Korea, where demand forecasts were more favorable. Despite these efforts, passenger numbers declined 19.8%, to 3.5 million, and operating revenues were down 18.0%, to ¥205.3 billion. On international routes, however, business travel demand posted a strong recovery from December 2001, and we expect demand on these routes to recover relatively quickly.

Demand on domestic routes was also affected by the terrorist attacks, especially business travel and on Okinawa routes, but it steadily began to recover following the implementation of initiatives to stimulate passenger demand. For example, under the *Rakunori* Cashback Campaign, which ran for 76 days from January 15 through March 31, 2002, 1 out of 50 passengers on all flights and all routes received a full refund of their fare. We implemented a range of such initiatives, and the number of passengers on domestic routes rose 0.6%, to 45.8 million. Operating revenues, however, declined 1.7%, to ¥699.3 billion.

High-priority cost control measures included cost cuts resulting from a reduction in the scale of



Number of Passengers on International Flights (year on year)

International Operations (Non-consolidated)

Total number of passengers for the year: Down 19.7% (YOY)   Load factor: 67.3% (−7.1 percentage points)

Change in number of passengers from previous year


60%
40
20
0
−20
−40
−60
Terrorist attacks in the U.S.
Results
ASK
2001/4
5
6
7
8
9
10
11
12
2002/1
2
3

Route Network after Emergency Countermeasures

Changes on International Routes

Second half of fiscal year ended March 2002

Reduced or Suspended Flights

- Osaka (Kansai)–Guam: Reduced (From Oct. 2001)
- Narita–Chicago: Suspended (From Nov. 2001)
- Narita–Washington, D.C.: Smaller aircraft (From Nov. 2001)
- Narita–Kuala Lumpur: Suspended (From Jan. 2002)
- Narita–Mumbai: Suspended (From Jan. 2002)
- Osaka (Kansai)–Bangkok: Suspended (From Jan. 2002)

Increased Flights (From Nov. 2001)

- Narita–Dalian: Increased
- Narita–Seoul: Increased
- Osaka (Kansai)–Qingdao: Increased

Number of Passengers on Domestic Flights (year on year)

Domestic Operations (Non-consolidated)

Total number of passengers for the year: Up 0.8% (YOY)   Load factor: 64.3% (+0.5 percentage point)

Change in number of passengers from previous year


15%
10
5
0
−5
−10
Terrorist attacks in the U.S.
Results
2001/4
5
6
7
8
9
10
11
12
2002/1
2
3

operations, principally on North American routes, where demand declined considerably. Other cost-cutting efforts included taking steps to reduce the workforce by 1,000 employees, such as implementing a hiring freeze for cabin attendants, and introducing a system of voluntary one-month leaves of absence, mainly for cabin attendants on international routes. Nonetheless, due to increases in aviation insurance premiums and to expenditure for bolstering security measures, the level of expenses continued to adversely affect profitability.

The terrorist attacks had the effect of reducing our operating revenues by about ¥55 billion. After accounting for approximately ¥20 billion in cost savings that we achieved by revising our operational plans, the attacks had the effect of reducing our operating income by about ¥35 billion.

The Starting Point of Reforms and the Group Corporate Reform Plan

Q2 *The Company has positioned ANA Style as the starting point of its reforms. How will this step contribute to higher profitability?*

A2 The Groupwide pursuit of ANA Style—in other words, our efforts to raise quality with a thorough focus on the customer—will be the starting point of our reforms, and we will implement a product development strategy for business customers, our primary target. On domestic routes, ANA Style will lead passengers to choose the "simple, convenient airline" for short, routine trips. And on international routes, ANA Style will encourage customers to pick the "comfortable, friendly airline with Japanese style," because it is a long trip with time to relax.

In all the settings where the ANA Group interacts with its customers, we will anticipate and respond to their needs and emphasize the qualities that they experience as being "distinctively ANA." For example, in the airline industry, on-time performance is a significant factor in customer satisfaction. We are determined to be the number one airline in on-time performance, and we have expressed that determination with the slogan "ANA—The On-time Airline[3]." To realize that goal, it is essential that we improve our flight schedules, our fleet management, and our airport facilities, and accordingly we will implement the necessary reforms in every division. To quantitatively measure customer satisfaction, we have introduced the Total Quality Score (TQS)[4] system. We will continue to emphasize the fundamental factors of quality that lead to increased revenues and strive to be the leading airline in Asia. We will undertake a series of reforms to solidly establish the ANA Brand. I believe that this improvement in quality will be the foundation for the measures we intend to implement in air transportation, our principal field of business, and will lead to higher profitability.

Note 3:
ANA—The On-Time Airline
The standard in the airline industry for calculating the rate of on-time departures and arrivals is within 15 minutes of scheduled times. To meet the high expectations of its customers, especially business travelers, for on-time performance, the ANA Group has set a higher standard for itself on domestic routes—with "on-time" meaning take-offs and landings that occur within one minute of the scheduled time.

Note 4:
Total Quality Score (TQS)
We have positioned TQS results as leading AVC indicators that objectively reflect the comprehensive evaluations of customers regarding the performance of ANA's air transportation services in terms of safety, on-time performance, comfort, and convenience.

Q3 *Specifically what types of reforms will be implemented under the two-year Group Corporate Reform Plan?*

A3 We will implement fundamental reforms in our corporate organization, domestic and international flight operations, and related businesses, and at the same time we will work to reduce costs.

We have formulated three organizational reforms designed to unify the Group's strategies, foster decisive management, and rationalize our personnel system.



Managing Holding Company
In order to build a group corporate strategy, ANA will become the managing holding company for an integrated ANA Group.
(1) Unified strategies (2) Decisive management (3) Rationalized personnel system
ANA
Group Corporate Strategy Function
Group Airline Operational Strategy Function
Group Airlines
ANK, AJX, others
Travel Services
Integration Reorganization
Related Businesses
(Hotel, Real Estate, Trading)

First, we will institute a Group management system with ANA as a managing holding company. To unify strategies and foster decisive management, the strategic management functions of Group companies will be centralized in the managing holding company, bolstering our competitive strengths. Under this system, each business unit—air transportation, hotel, real estate, and trading—will have clear responsibility for their operations and for flexibly implementing their operational strategies. The AVC[5] management index will be introduced on a full scale in each of these four business units so that all Group companies have common value standards under their respective AVC.

Second, we will clarify management responsibility for the achievement of annual performance targets. To that end, the terms of members of the board of directors and senior vice presidents have been set at one year. In addition, we will take steps to ensure that we select the best person available for each job, including the active promotion of younger employees. In these ways, we will strengthen our management executive system.

Third, we will augment Group sales capabilities and reduce sales costs. In January 2002, we established ANA Sales Holdings and integrated into the new company the Group's three travel agencies—All Nippon Airways World Tours, All Nippon Airways Travel, and ANA Sky Holiday Tours. In the future, some of the sales functions now handled by ANA will be also transferred to the new company.

I will discuss in detail the reforms that we are implementing in domestic and international flight operations in a moment.

Note 5:
AVC (ANA's Value Creation)
A management index introduced in the fiscal year ended March 2002 to increase shareholder value. AVC is calculated by subtracting the cost of capital from post-tax business profit.

Specific Strategies for Core Operations

Q4 *Would you please explain ANA's operational strategy for air transportation?*

A4 To implement profit-focused management, we will continue to apply "selection and concentration" and build a route network that efficiently allocates Group resources. For example, we have centered domestic routes on Haneda Airport and international routes on Narita Airport. In this way, we aim to strengthen the competitiveness of the Group as a whole.

In accordance with this approach, we will reorganize the operational fields of Group airlines. To raise its competitiveness on major routes, ANA will use wide-body aircraft, such as Boeing 747s, 777s, and 767s, and its route network will be centered on Haneda, Osaka (Itami), and Narita. Air Nippon (ANK) will achieve more-efficient use of aircraft and low-cost operation by utilizing narrow-body aircraft, such as Boeing 737s and Airbus 320s, mainly on domestic routes. Air Hokkaido (ADK) will be in charge of regional routes in Hokkaido, and Air Japan (AJX) will focus on low-cost operations and expand the scale of its operations on flights to resorts and destinations in Asia.

From the fiscal year ending March 2003, the flights of ANK, AJX, and other Group airlines will be listed as ANA flights and their products and services will be integrated under the ANA Brand. The implementation of brand unification will enable us to provide customers with distinctive, high-quality seamless service.

New business initiatives include the commencement in the fiscal year ending March 2004 of air transportation operations based at Osaka's Itami Airport. Preparations are under way for introducing these services, which will use turboprop aircraft. In June 2002, we agreed to enter a comprehensive tie-up with Air Do, which provides service on the Tokyo–Sapporo route. We will take steps to leverage the advantages of this tie-up, such as offering code-share service on the Tokyo–Sapporo route. The details of the tie-up, such as marketing-related issues, including sales and the integration of reservation and sales systems; maintenance; and airport handling, will be finalized as negotiations proceed.

At the same time, we must further bolster the cost-competitiveness of the Group as a whole. By making the transition to the managing holding company and the Group sales company that I mentioned a moment ago, we will gradually reduce personnel in indirect departments, beginning in



the current fiscal year. We are looking to reduce the workforce by about 600 people, or about 10% of Group employees in indirect departments. Cost control measures in areas other than labor expenses include cutting costs by implementing administrative reforms at the Group level and focusing our fleet on a smaller number of aircraft types. We will fundamentally reassess costs that have been handled as fixed costs in the past with the goal of making them variable costs linked to production and revenues. We are also moving ahead with joint-purchasing initiatives between Group companies and with the integration of reservations and information functions.

As a result of these measures, in the fiscal year ending March 2004, we expect increases of ¥20 billion to ¥25 billion in domestic route revenues and ¥35 billion to ¥40 billion in international route revenues in comparison with the fiscal year ended March 2002. In addition, cost reductions achieved through rationalization are expected to total ¥5 billion to ¥10 billion in comparison with the fiscal year ended March 2002.

Q5 *Regarding the merger of Japan Airlines and Japan Air System, what is ANA's strategy for dealing with its new competitor on domestic routes?*

A5 On April 26, 2002, Japan's Fair Trade Commission approved the merger of Japan Airlines and Japan Air System. ANA opposed this merger because we believed that it would not serve the interests of fair competition and convenience for the traveling public. However, the merger was approved, with some conditions, such as the return of certain slots. I believe that this is an unfortunate development, but we must move forward. We will steadily implement the following three domestic route strategies, as outlined in the Group Corporate Reform Plan, and compete aggressively with the post-merger company.

First, we will fundamentally reassess our domestic route structure. Following the merger, the new company's share of seats on such routes as Tokyo–Sapporo and Tokyo–Fukuoka, which are among the top domestic routes in the world by passenger numbers, will be greater than ANA's current share. We will compete aggressively with the new company, using wide-body aircraft on major routes and aiming to secure market shares of more than 50%. On low-profit routes, based on the principle of "selection and concentration," we will reduce flights or suspend service.

Second, we will compete against the new company with flexible, strategic fare setting. After the merger, the new company will reduce standard fares on domestic routes a uniform 10%, and then maintain those fares for the next three years. We will implement aggressive countermeasures. In order to stimulate demand and raise profitability, it is essential that we set fares in such a way that they accurately meet diversifying needs. The ANA Group will utilize its freedom in fare-setting strategies, analyze available data, and set detailed, carefully adjusted fares that reflect the day of the week and the season.

Third, we will thoroughly implement customer-focused product development. We will emphasize CRM[6] and offer as our product seamless, distinctively ANA quality in all of the settings where customers come into contact with the ANA Group, such as reservations, ticket issuance and sales, airport services, and in-flight services.

Domestic Operational Strategy

❶ Fundamental Reassessment of Route Structure
⇨ Increase flights and use larger aircraft on high-profit routes
Reduce flights and suspend service on low-profit routes

❷ Fare Policy
⇨ Flexible, strategic fare setting

❸ Product Development Based on a Thorough Customer Focus
⇨ Seamless service based on use of CRM

⇩

Build a structure that will succeed against the post-merger competitor

Note 6:
CRM (Customer Relationship Management)
A customer strategy where customers are analyzed and classified. Through marketing, sales, and service activities, contact with the customer is enhanced and medium to long term profit opportunities are expanded.

Q6 *Would you please discuss your strategy for achieving profitability on international routes?*

A6 On April 18, 2002, the long-awaited second runway at Narita Airport was opened, and as a result ANA was able to substantially increase its slots at Narita, from 90 a week to 144. This expansion has enabled us to lay the foundation for a network with a hub at Narita, a goal that we have pursued since we began to offer scheduled international service in 1986. A major bottleneck that had been hindering the development of our international operations has been significantly improved, and as a result we can now establish a full-fledged international presence, centered on the Tokyo market, where business demand is strong.

Specifically, the increase in slots at Narita Airport will have a number of benefits for ANA. We will be able to offer 88 flights a week to destinations in Asia, about a threefold increase, and provide twice daily service on the Beijing, Shanghai, and Hong Kong routes. We will also be able to offer daily service on North American and European routes. And, we can dramatically enhance our domestic-international connection network.

This large-scale expansion of our routes through Narita Airport will be accompanied by measures targeting low-profit international routes from Osaka (Kansai) and other airports. Such measures will include the suspension of service, the reduction of flights, and the use of smaller aircraft. As a result, the scale of international operations in the current fiscal year will be about 2% less than in the fiscal year ended March 2002 and about 20% less than the fiscal year ended March 2001. By concentrating international flights on high-profit Narita Airport, we will prepare the foundation for achieving profitability on international routes.

To achieve profitability by the fiscal year ending March 2004, we have augmented our route network linking Japan, China, and the west coast of the United States and improved our ability to serve connecting passengers. Through tie-ups with Star Alliance members, British Midland Airways and Thai Airways International, we will expand code shares on domestic flights in the U.K. and Thailand and work to enhance our network. In addition, we are operating Boeing 747-400 aircraft with improved passenger cabin amenities, such as full-flat reclining seats in business class. We first introduced these aircraft on the Tokyo–London route, and in the future we will introduce them on additional routes and enhance our ability to attract customers. Moreover, from August 2001, we have used London-based, non-Japanese cabin attendants to further improve the quality of in-flight service.



ANA is also working to improve its connections service to increase the convenience of connections between domestic flights and international flights through Narita Airport. In addition to establishing Narita–Sendai and Narita–Fukuoka routes, we have increased flights on the Narita–Sapporo, Narita–Nagoya, and Narita–Osaka (Itami) routes, naming these enhanced services "ANA Connection." The Narita–Sendai and Narita–

International Operational Strategy

❶ Build a network centered on China and other Asian countries, with Narita as a hub

❷ Respond to trends in demand and fares

❸ Cargo operations

- Implement strategy with China and other Asian countries as core market

Achieve profitability in fiscal year ending March 2004

Strategic Concept for International Operations


Network
Expand Asian routes with Narita as a hub
Enhance customer convenience
Beijing
Shanghai
Hong Kong
Narita
North America
Sales methods
PROS
Strengthen yield management
100
50
0
2003/3
2004/3
Low cost operations
Smaller aircraft
Air Japan (AJX)
North American routes (B777)
Asian routes (B767)
Osaka (Kansai)–Guam, –Honolulu, etc.
Service
New business class seats, etc.
European routes: Full-flat reclining seats
Premium Economy class
Asian routes: Two-class configuration
Renovated lounges

Nagoya routes are code-share services operated in conjunction with partners The Fair Inc. and Nakanihon Airlines, respectively.

In marketing, we will meet customer needs with innovative fares, such as *Biji-wari*, a business class discount fare that is available with the advance purchase of round-trip tickets on U.S. and European flights, and *Chowari G•E•T*, an international equivalent of the popular *Chowari* economy class discount fare. We are using the Passenger Revenue Optimization System (PROS)[7] to enhance our revenue management. In addition, by using the late night and early morning slots at Haneda Airport, we will work aggressively to increase revenues in the fiscal year ending March 2003, operating 300 international charter flights to such destinations as Seoul and Guam, 10 times the level in the fiscal year ended March 2002.

In cargo operations, in September 2002, we will introduce our first Boeing 767 freighter, which will be operated jointly with Nippon Cargo Airlines. This new freighter will further boost our competitiveness in Asia.

By revising our operational plans and implementing aggressive marketing strategies, we believe that we can achieve profitability on international operations by the fiscal year ending March 2004.

Note 7:
Passenger Revenue Optimization System (PROS)
A support system for analyzing fare setting to maximize revenues per flight.

Q7 *Would you please tell us about the progress of the restructuring initiatives and the future strategy for ANA's hotel operations?*

A7 By steadily implementing our medium-term corporate plan, we have made considerable progress in restructuring our hotel operations. We have applied "selection and concentration" and are now in the final stage of restructuring.

In hotel management, we are giving top priority to return on investment, based on the AVC Group performance evaluation standards, and are aiming for a solid improvement in profitability by the fiscal year ending March 2004. We will separate ownership and operations so that management can strictly focus on operations. We are using cash recovered through the securitization of assets to pay down debt and thereby streamline our balance sheet. In these ways, we are emphasizing the rapid implementation of our policy of focusing our management resources on our core air transportation operations.

In accordance with this policy, we will withdraw from the overseas hotel business. In July 2002, we sold ANA Grand Hotel Wien, and in August 2002 we concluded an agreement to sell ANA Harbour Grand Hotel Sydney. In Japan, through ANA Hotels, which provides chain hotel headquarters functions, we will establish a hotel management system and implement it at each hotel. At the same time, we will further expand GOP[8] by enhancing hotel facilities. As we strive to add value, we will follow up the securitization of ANA Hotel Tokyo, which has already been completed, with the securitization of other hotels. To that end, the first task that we must undertake is to raise the profitability of each hotel, and we are working to implement detailed policies targeting that goal.

Note 8:
GOP (Gross Operating Profit)
GOP, or profit before interest expenses and depreciation and amortization, is a standard measure of hotel management.

IT Strategy

Q8 *Please tell us about ANA's IT strategy.*

A8 ANA's sales of domestic tickets through its Internet web site are increasing rapidly, reaching ¥80 billion, or 15% of individual reservations, in the fiscal year ended March 2002. This performance makes our web site number one not just among domestic airline and travel web sites but among all those in Asia. This increase in sales through the Internet is enabling us to build a more-efficient marketing framework; sales commissions are lower, costs have been reduced at reservation centers, and the number of customers who purchase tickets directly at the airport is rising. At the same time, as we work to enhance

convenience for customers, we are also reducing sales expenses. In the fiscal year ending March 2003, we expect sales through the Internet to exceed ¥100 billion.

In June 2001, we expanded the range of Internet access options available to our customers. In February 2002, we introduced E-Ticket Service, which applies to standard fares, regular discount fares, and award tickets on seven international routes, principally to North America. In July 2002, we introduced *Web-wari,* which offers discounts of up to 29% on reservations made through the Internet, cellular phones, or PDAs. In the future, we will continue to expand our e-business capabilities and will work to make ANA a leader in the use of information technology.

Strengthening Financial Position and Managing Risk

Q9 *What are ANA's plans for strengthening its balance sheet and managing the risks associated with changes in the operating environment?*

A9 We had planned to reduce interest-bearing debt at the end of March 2002 by ¥100.0 billion from the level a year earlier, but the actual balance at fiscal year-end was up 1.5%, or ¥20.0 billion, to ¥1,377.0 billion, including off-balance-sheet lease obligations. Operating cash flow worsened temporarily following the terrorist attacks in the United States, and one of the emergency measures we implemented in response was to reduce capital expenditure. However, to be able to implement our air transportation operational strategy in the current fiscal year and the years ahead, it was necessary for us to undertake some capital experiditure in the year under review, principally for aircraft, and as a result net cash used in investing activities was ¥123.9 billion. In the fiscal year under review, to meet the need for funds and to ensure sufficient liquidity, we accelerated our fund-raising plans, and as a result interest-bearing debt increased from the fiscal year ended March 2001.



For the fiscal year ending March 2003, we plan capital expenditure of ¥135.0 billion, about the same as in the previous year. Aircraft-related investment will be ¥77.0 billion; cabin improvements, ¥10.0 billion; and information systems, ¥24.0 billion. We will focus on investment projects that are essential to bolstering profitability in our air transportation operations, in which we can expect a favorable return on investment. Where possible, we will sell and securitize assets and use the cash recovered to pay down interest-bearing debt. Our plans call for the balance of interest-bearing debt at the end of March 2003, including off-balance-sheet lease obligations, to be ¥1,250.0 billion. To ensure that we can take advantage of business opportunities, principally at Haneda and Narita airports, a certain level of capital

Interest-Bearing Debt (Including lease obligations)


(¥ Billions)
2,000
1,500
1,000
500
0
1,572.0
1,357.0
1,377.0
1,253.0
Off-balance-sheet lease obligations
Interest-bearing debt
2000/3
2001/3
2002/3
2003/3(E)
Off-balance-sheet lease obligations:
notional principal for lease + residual value after lease termination

Fuel Prices


Crude Oil and Jet Fuel (Kerosene) Prices
($/BBL)
50.00
45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
Kerosene
Crude Oil
1992/4
1993/4
1994/4
1995/4
1996/4
1997/4
1998/4
1999/4
2000/4
2001/4
2002/4

expenditure is essential, principally for aircraft replacement and other aircraft-related business. Accordingly, while it may be difficult to rapidly improve the debt/equity ratio, we will strive to raise profitability, improve our financial position, and reduce interest-bearing debt.

Air transportation operations are susceptible to external risks, and ANA takes steps to stabilize and standardize costs and to ensure appropriate risk management. We hedge a certain percentage of our planned consumption of aviation fuel to control the risk of price fluctuations and to stabilize costs. For dollar-denominated obligations related to the acquisition of aircraft, we utilize forward exchange agreements and currency options. We are taking aggressive measures to avoid exchange rate fluctuation risk by making effective use of foreign currency management and thereby to control costs.

U.S. Dollar/Yen Exchange Rate


(Yen)
150
140
130
120
110
100
90
80
70
60
1992/4
1993/1
1994/1
1995/1
1996/1
1997/1
1998/1
1999/1
2000/1
2001/1
2002/1
6

Shareholder-Centered Management

Q10 *What are ANA's plans for shareholder-centered management and corporate governance?*

A10 With the approval of the JAL–JAS merger, the domestic operating environment has changed dramatically. Japan's airline industry is in a period of unprecedented change.

In this rapidly changing operating environment, our Group Corporate Reform Plan will help us to discard past ways of doing things, move ahead with reforms, and create a corporate constitution that can support the stable payment of dividends as soon as possible. Our goal is to pay dividends in the fiscal year ending March 2004. Although the ANA Group faces challenging business conditions, the degree of management freedom is steadily increasing, which means that we can focus our know-how and use creative methods to reach our goals. The current fiscal year is the first in which we can take advantage of the increased capacities at Haneda and Narita airports, which represent a major business opportunity for the ANA Group. It is my mission to ensure that we will make the most of this opportunity and set the Company on a course of steady future growth.

To formulate a flexible Group corporate strategy that advances a consistent strategy of flexibility, ANA will be a managing holding company, as mentioned earlier. The functions of corporate and operational strategies for the entire Group will be carried out by the managing holding company. We will take steps to implement shareholder-centered management and strengthen corporate governance. For example, to clarify management responsibility for annual performance goals, we have revised our management executive system, setting the terms of members of the board of directors and senior vice presidents at one year, and implemented decisive management. In these ways, we are striving to establish a corporate constitution that can earn annual profits and to steadily improve our performance.

My primary mission as president is to restore stable dividend payments by the year ending March 2004, and the Group will remain focused on achieving that goal.

1. The ANA Group

The ANA Group comprises 150 subsidiaries and 47 affiliates. Of those companies, 118 are consolidated subsidiaries and 27 are accounted for by the equity method. The Group's operations are classified into four business segments: air transportation, travel services, hotel operations, and other businesses. For each segment, the fields of business and the operational positions of the parent company, subsidiaries, and affiliates are described below.

As of March 31, 2002 Operational segment	No. of subsidiaries	of which, consolidated	of which, equity method	No. of affiliates	of which, equity method
Air Transportation	31	29	–	7	3
Travel Services	17	13	–	3	3
Hotel Operations	27	27	–	5	4
Other Businesses	75	49	6	32	11
Group Total	150	118	6	47	21

Air Transportation

The ANA Group's air transportation operations and other aircraft operations are centered on All Nippon Airways Co., Ltd. (ANA); subsidiaries Air Nippon Co., Ltd. (ANK), and Air Japan Co., Ltd. (AJX); and affiliate Nippon Cargo Airlines Co., Ltd. These operations principally comprise the provision of passenger, cargo, and mail air transportation. Incidental operations include airport customer services, telephone reservation and information services, and the maintenance of ANA's aircraft and are provided by International Airport Utility Co., Ltd., ANA TELEMART Co., Ltd., ANA Aircraft Maintenance Co., Ltd., and other companies. Airport passenger, cargo handling, and aircraft maintenance services are also provided to domestic and overseas airlines that are not members of the ANA Group.

Travel Services

Travel packages are structured and sold under the brand names ANA Hallo Tour and ANA Sky Holiday, mainly by ANA Sales Holdings Co., Ltd., and its wholly owned subsidiaries, All Nippon Airways World Tours Co., Ltd., ANA Sky Holiday Tours Co., Ltd., and All Nippon Airways Travel Co., Ltd. These operations comprise the development and sale of products that use the air transportation services of ANA or ANK and accommodation at ANA hotels. Overseas, ANA World Tours (Europe) Ltd. and other companies provide a range of services to customers traveling on ANA Hallo Tour brand packages and sell airline tickets and travel products.

Hotel Operations

Subsidiaries and affiliates, centered on ANA Hotels, Ltd., develop and operate hotels in Japan and overseas. A wide range of services is provided in Japan and overseas, including lodging, meals, banquets, and wedding receptions.

Other Businesses

Group companies provide communications, trading and sales, real estate, building management, ground transportation and distribution, aircraft equipment maintenance, and other services. ANA Information Systems Planning Co., Ltd., Infini Travel Information, Inc., and others principally develop terminals and software for airline-related information. ANA Logistic Service Co., Ltd., operates a warehouse for imported air cargo. All Nippon Airways Trading Co., Ltd., and others conduct operations centered primarily on the export and import of airline-related materials and on sales through stores and catalogs. ANA Real Estate Co., Ltd., and other companies carry out the sale, rental, and management of real estate, and affiliate Jamco Corporation and others provide the maintenance of aircraft equipment. ANA and Group subsidiaries and affiliates are customers for these products and services.

2. Operational Review

Operating Environment and Performance

In the year under review, domestic business conditions continued to worsen. Persistent bad debt problems led to sluggish conditions in the financial services industry, and, against the backdrop of a global economic slowdown, a large-scale decline in exports adversely affected corporate profitability, leading to decreases in private-sector capital investment. The September 11 terrorist attacks in the United States also contributed to these problems, and with consumer spending sluggish, in the second half of the fiscal year, business conditions worsened, with a series of corporate bankruptcies and a record high unemployment rate.

In this setting, the Company's operating revenues declined 5.9%, to ¥1,204.5 billion, and operating expenses decreased 1.3%, to ¥1,181.5 billion. As a result, operating income was down 72.1%, to ¥22.9 billion.

In non-operating items, the Company recorded income, such as gain on the sale of investments in securities, and expenses, such as provision for bad debts and appraisal loss on investments in securities. As a result, net non-operating expenses amounted to ¥30.1 billion, compared with net non-operating expenses of ¥18.9 billion in the previous year.

Loss before income taxes and minority interests was ¥7.1 billion, compared with income before income taxes and minority interests of ¥63.2 billion in the previous year. After income taxes, including the effect of accounting for deferred income taxes stemming from the application of the interperiod allocation method, and minority interests in income of consolidated subsidiaries, net loss was ¥9.4 billion, compared with net income in the previous year of ¥40.2 billion.

Summary of Financial Results

ANA and consolidated subsidiaries

Years ended March 31,	Yen (Millions) except per share amounts 2002	2001
Operating revenues	¥1,204,514	¥1,279,635
Operating expenses	1,181,546	1,197,392
Operating income	22,968	82,243
Non-operating income (expenses)	(30,146)	(18,954)
Income (loss) before income taxes and minority interests	(7,178)	63,289
Income taxes	2,244	19,151
Minority interests in income of consolidated subsidiaries	34	3,852
Net income (loss)	¥ (9,456)	¥ 40,286
Per share data:		
Net income (loss)	¥(6.17)	¥27.75
Net income assuming full dilution	–	24.80
Cash dividends	–	–


Operating Revenues
(¥ Billions)
1,500
1,200
900
600
300
0
1998/3
1999/3
2000/3
2001/3
2002/3


Operating Income (Loss)/Net Income (Loss)
(¥ Billions)
Operating Income (Loss)
Net Income (Loss)
100
80
60
40
20
0
−20
1998/3
1999/3
2000/3
2001/3
2002/3

Years ended March 31,	Yen (Millions) 2002	2001
Passenger revenues	¥ 762,923	¥ 813,156
Domestic	612,380	635,576
International	150,543	177,580
Cargo revenues	57,648	68,649
Domestic	24,711	28,246
International	32,937	40,403
Incidental and other revenues	383,943	397,830
Total	¥1,204,514	¥1,279,635

Note: Operating revenue figures are stated after the elimination of intra-segment and inter-segment transactions.

Operating Data

	2002	2001
Domestic Passengers:		
◦ Passengers (thousands)	45,796	45,509
◦ Available seat-km (ASK, millions)	60,980	61,074
◦ Revenue passenger-km (RPK, millions)	38,780	38,469
◦ Passenger load factor (%)	63.6	63.0
◦ Passenger yield (¥/RPK)	17.1	17.5
International Passengers:		
◦ Passengers (thousands)	3,510	4,378
◦ Available seat-km (ASK, millions)	26,928	32,446
◦ Revenue passenger-km (RPK, millions)	18,124	24,124
◦ Passenger load factor (%)	67.3	74.4
◦ Passenger yield (¥/RPK)	9.4	8.6
Domestic Cargo:		
◦ Cargo ton (ton)	386,727	434,333
◦ Cargo ton-kilometer (ton-km)	370,214	414,627
◦ Cargo ton-kilometer yield (¥/ton-km)	66.7	68.1
International Cargo:		
◦ Cargo ton (ton)	152,942	192,997
◦ Cargo ton-kilometer (ton-km)	861,976	1,136,225
◦ Cargo ton-kilometer yield (¥/ton-km)	38.2	35.6
Unit costs (¥/ASK)	11.1	10.5

Notes: 1. Domestic and international figures include the operations of the parent company ANA and subsidiaries Air Nippon Co., Ltd. (ANK), Air Japan Co., Ltd. (AJX), and Air Hokkaido Co., Ltd. (ADK).
2. Figures for passenger yield, cargo ton-kilometer yield, and unit costs are the weighted average for ANA, ANK, AJX, and ADK.


Available Seat-km
(ASK, Billions)
Domestic
International
100
80
60
40
20
0
1998/3
1999/3
2000/3
2001/3
2002/3


Revenue Passenger-km
(RPK, Billions)
Domestic
International
80
60
40
20
0
1998/3
1999/3
2000/3
2001/3
2002/3

Operating Revenues

The Group's operating revenues consist of passenger revenues; cargo revenues; and incidental business and other revenues, such as travel services and hotel operations. Detailed information regarding passenger revenues and cargo revenues is provided below.

Passenger Revenues

Passenger revenues in the year under review declined 6.2%, to ¥762.9 billion. Domestic routes accounted for 80.3% of the total, and international routes for 19.7%.

Domestic Passenger Revenues

On domestic routes, the terrorist attacks in the United States had a substantial effect on demand. Immediately after the attacks, travel demand declined significantly, particularly on Okinawa routes. Subsequently, airlines implemented measures to stimulate demand, and by the end of the fiscal year demand had begun to recover.

As a result, passenger revenues declined 3.6%, to ¥612.3 billion, in the year under review. The number of passengers, however, edged up 0.6%, to 45.7 million. Available seat-kilometers declined 0.2%, but passenger-kilometers rose 0.8%. As a result, the load factor increased 0.6 percentage points, to 63.6%. Passenger yield was 17.1 ¥/RPK, compared with 17.5 ¥/RPK in the previous year.

International Passenger Revenues

In the first half of the fiscal year under review, tourism demand was about the same as in the previous year, but business demand was affected by the poor economic conditions. Following the terrorist attacks in the United States, both business and tourism demand declined substantially.

As a result, passenger revenues declined 15.2%, to ¥150.5 billion, and the number of passengers decreased 19.8%, to 3.5 million. Available seat-kilometers declined 17.0%, while passenger-kilometers were down 24.9%. Therefore, the load factor decreased 7.1 percentage points, to 67.3%. Passenger yield, however, increased to 9.4 ¥/RPK, from 8.6 ¥/RPK in the previous year.

Cargo Revenues

Cargo revenues were down 16.0%, to ¥57.6 billion. Domestic cargo revenues accounted for 42.9% of the total, and international cargo revenues for 57.1%.

Domestic Cargo Revenues

Domestic cargo volume declined 11.0%, to 387 thousand tons, and revenues were down 12.5%, to ¥24.7 billion.

The Company implemented measures to increase revenues, such as the operation in December 2001 of 20 chartered flights carrying only cargo and mail, the first such flights in Japan. However, with business conditions weak from the beginning of the fiscal year, general cargo demand was sluggish, especially for IT-related cargo. In addition, demand for the domestic shipment of exports and imports declined. Following the terrorist attacks in the United States, we moved to secure operating safety by implementing the highest-level explosive detection system for cargo. As a result, some cargo was transported by land, and the volume handled by the Company decreased.

International Cargo Revenues

International cargo volume was down 20.8%, to 153 thousand tons, and revenues declined 18.5%, to ¥32.9 billion.

In the year under review, due to the slump in IT-related industries and the effect of the terrorist attacks, cargo volume declined significantly from the previous year. In particular, following the terrorist attacks, a rigorous security system was instituted for cargo leaving and entering Japan, leading to a temporary decrease in cargo volumes and to substantial revisions of operational plans that resulted in a reduction in cargo routes. In outbound cargo, with IT-related cargo sluggish, exports of machine tools, office equipment, and semiconductors and electronic components declined sharply. At the end of the term, however, the U.S. economy appeared to have bottomed out, and demand began to gradually increase. Also, in inbound cargo, the volume of general consumables from Europe was favorable, as were the volumes of fresh foods and apparel from China. Nonetheless, overall conditions remained sluggish.



Load Factor
(%)
Domestic
International
80
75
70
65
60
0
1998/3
1999/3
2000/3
2001/3
2002/3



Passenger Yield
(¥/RPK)
Domestic
International
20
15
10
5
0
1998/3
1999/3
2000/3
2001/3
2002/3

Incidental and Other Revenues

The ANA Group worked to expand revenues from the provision of maintenance services for other airlines' aircraft; from the provision of ground support services, including check-in and baggage handling services; and from in-flight sales. Revenues in the year under review totaled ¥79.9 billion, a decline of 3.4%.

For information on business segments other than air transportation—travel services, hotel operations, and others—refer to Section 5. Segment Information (page 28).

Operating Expenses

General and administrative expenses and depreciation and amortization increased, but aircraft expenses, services expenses, reservations, sales and advertising expenses, and other costs decreased. As a result, operating expenses declined 1.3% overall, to ¥1,181.5 billion. Details are as follows:

	Yen (Millions)	
Years ended March 31,	2002	2001
Aircraft	¥ 373,708	¥ 378,293
Aircraft and flight operations	292,677	303,208
Aircraft maintenance	81,031	75,085
Services	299,529	299,925
In-flight services	56,468	59,543
Flight control and ground handling	243,061	240,382
Reservations, sales and advertising	210,845	221,038
General and administrative	33,837	29,241
Depreciation and amortization	61,337	59,333
Other costs	202,290	209,562
Total	¥1,181,546	¥1,197,392

Aircraft expenses decreased 1.2%, to ¥373.7 billion. Aircraft and flight operations expenses were down 3.5% due to lower fuel expenses, while aircraft maintenance expenses rose 7.9% as a result of increased parts purchases.

Services expenses decreased 0.1%, to ¥299.5 billion. In-flight services expenses declined 5.2% due primarily to reduced in-flight services accompanying lower numbers of passengers on international flights. Although lower landing fees resulted in a decrease in landing and navigation fees, flight control and ground handling expenses increased 1.1% due to a large rise in third-party liability insurance premiums following the terrorist attacks in the United States.

Reservations, sales and advertising expenses were down 4.6% due to lower sales commissions as a result of reduced revenues on international flights.

General and administrative expenses were up 15.7% due to higher communications, leasing, and outsourcing expenses.

Depreciation and amortization increased 3.4% due to purchases of aircraft by ANK and of fixed assets by Group companies.

Other costs declined 3.5%, to ¥202.2 billion in the year under review. This decrease was primarily attributable to reduced expenses at subsidiaries, including trading company operations.

Non-Operating Income (Expenses)

The Company recorded net non-operating expenses of ¥30.1 billion, compared with ¥18.9 billion in the previous year. Details are as follows:

Years ended March 31,	Yen (Millions) 2002	2001
Interest and dividend income	¥ 7,143	¥ 9,537
Gain on sale of property and equipment	2,559	14,538
Interest expenses	(28,758)	(35,079)
Loss on sale of marketable securities	(176)	(488)
Loss on sale or disposal of property and equipment	(10,033)	(11,057)
Equity in income (loss) of affiliates	(804)	251
Other, net	(77)	3,344
Total	¥(30,146)	¥(18,954)

Interest and dividend income declined 25.1%, to ¥7.1 billion.

Gain on sale of property and equipment decreased substantially, from ¥14.5 billion in the previous year to ¥2.5 billion in the year under review. This decline is attributable to the previous year's profit on the sale of hotel assets accompanying the securitization of ANA Hotel Tokyo.

Interest expenses decreased 18.0%, to ¥28.7 billion. Although interest-bearing debt at year-end was up 8.8% from the previous year-end, to ¥1,017.8 billion, the average rate on interest-bearing debt during the year was lower and interest-bearing debt declined for part of the year under review.

Loss on sale of marketable securities decreased 63.9%, to ¥0.1 billion.

Loss on sale or disposal of property and equipment, primarily the disposal of aircraft parts and hotel assets, decreased 9.3%, to ¥10.0 billion.

Due principally to the worsened profitability of air transportation affiliates accounted for by the equity method, equity in loss of affiliates was ¥0.8 billion in the year under review, compared with equity in income of affiliates of ¥0.2 billion in the previous year.

Other expenses, net, was ¥77 million, compared with other income, net, of ¥3.3 billion in the previous year. This was attributable to the previous year's ¥8.5 billion in rebates on aircraft purchases; to provision for bad debts of ¥3.7 billion in the year under review, compared with ¥1.4 billion in the previous year; and to loss on sale and appraisal loss of investments in securities of ¥2.2 billion in the year under review, compared with ¥8.7 billion in the previous year.

3. Financial Condition and Cash Flows

Years ended March 31,	Yen (Millions) 2002	2001
Net cash provided by operating activities	¥ 33,993	¥ 148,796
Net cash used in investing activities	(123,927)	(17,964)
Net cash provided by (used in) financing activities	69,104	(158,359)
Net increase (decrease) resulting from changes in exchange rates and scope of consolidation	1,761	(2,196)
Net decrease in cash and cash equivalents	(19,069)	(29,723)
Cash and cash equivalents at end of year	¥ 188,648	¥ 207,717

Although the Company recorded a loss before income taxes and minority interests, non-cash expenses were also recorded, such as depreciation and amortization and increase in accrued employees' retirement benefits, and as a result net cash provided by operating activities totaled ¥33.9 billion.

In air transportation operations, which accounted for the majority of investment, the Company made advance payments for the acquisition and renovation of aircraft and the acquisition of parts, made IT-related investments, and renovated airport facilities. In hotel operations, the renovation of banquet facilities at ANA Hotel Tokyo included the acquisition of interior furnishings and other tangible and intangible assets. As a result, expenditure totaled ¥132.4 billion, and net cash used in investing activities was ¥123.9 billion.

The Company undertook fund-raising during the year, centered on long-term debt, including emergency financing following the terrorist attacks in the United States. Also, the Company repaid long-term debt and bonds. Net cash provided by financing activities was ¥69.1 billion.

As a result, the year-end balance of cash and cash equivalents was ¥188.6 billion, a decline of ¥19.0 billion from the previous year-end.

The balance of short- and long-term debt for the past two years is as follows:

	Yen (Millions)	
March 31,	**2002**	2001
Short-term debt:		
Loans, principally from banks	**¥ 77,586**	¥ 82,165
Long-term debt, including current portion:		
Loans, principally from banks	**568,238**	469,736
Notes and bonds	**371,999**	383,829
Total	**¥1,017,823**	¥935,730

In response to a request by ANA, Japan Credit Rating Agency, Ltd. (JCR), provides a rating on long-term bonds issued by ANA. As of July 2002, this rating was A. Rating and Investment Information, Inc. (R&I), gave ANA a BBB⁻ credit rating as of July 2002. Management believes that these credit ratings present no difficulties with regard to the procurement of funds.

Net Cash Provided by Operating Activities



(¥ Billions)
160
120
80
40
0
1999/3
2000/3
2001/3
2002/3

Bond Rating



JCR
R&I
AA
AA⁻
A⁺
A
A⁻
BBB⁺
BBB
Mar. 1998
June 1999
Aug. 2000
Aug. 2001
Aug. 1999
Sept. 1998
Sept. 2001
July 2002
1997/3
1998/3
1999/3
2000/3
2001/3
2002/3

4. Facilities

Based on the principle of "selection and concentration," the ANA Group conducts capital expenditure with the goals of improving safety, competitiveness, and profitability. Capital expenditure in the year under review, which was principally for aircraft in air transportation operations, amounted to ¥132.4 billion, which was funded with capital, borrowings, and the issuance of bonds. Capital expenditure for each operational segment is provided below:

	Yen (Millions)	
Years ended March 31,	**2002**	2001
Air transportation	**¥121,451**	¥ 90,787
Travel services	**1,601**	1,474
Hotel operations	**6,749**	2,709
Other businesses	**2,748**	8,407
Subtotal	**132,549**	103,377
Intercompany eliminations	**(141)**	(8,986)
Total	**¥132,408**	¥ 94,391

Notes: 1. Figures represent the book values of tangible and intangible fixed assets.
2. Figures do not include consumption tax.

Air Transportation

Purchases of aircraft and aircraft parts and advance payments on aircraft purchases made by ANA and ANK totaled ¥92.3 billion. Five passenger aircraft deliveries were accepted during the year—one Boeing 737-400, three Boeing 737-500s, and one DHC-8-300.

Purchases of air transportation related computer terminals and peripherals and of aircraft maintenance equipment totaled ¥4.7 billion. Improvements to offices in Japan and overseas, including airport offices, amounted to ¥18.3 billion, including advance payments. ANA and consolidated subsidiaries in the air transportation segment made capital expenditure totaling ¥5.6 billion for the development and purchase of software for administrative laborsaving.

Travel Services

Capital expenditure of ¥0.5 billion was made for the development and purchase of software related to the sale of travel products.

Hotel Operations

Capital expenditure of ¥3.0 billion, including advance payments, was made for the renovation and remodeling of existing hotel facilities.

Other Businesses

Investment in the development and purchase of software for administrative laborsaving at consolidated subsidiaries totaled ¥1.2 billion, and investment in the purchase of administrative equipment was ¥0.3 billion.

Plans for Disposal of Facilities

In air transportation operations, the Company plans to retire the following aircraft by March 2005: 9 Boeing 767-200s (2 owned, 7 leased), 1 Boeing 747-100SR (leased), 1 Boeing 747-200LR (owned), and 6 YS-11As (6 owned).


Capital Expenditure
(¥ Billions)
150
120
90
60
30
0
1998/3
1999/3
2000/3
2001/3
2002/3


Depreciation and Amortization
(¥ Billions)
80
60
40
20
0
1998/3
1999/3
2000/3
2001/3
2002/3

5. Segment Information

ANA and consolidated subsidiaries	Yen (Millions)		%
Years ended March 31,	2002	2001	Year-on-year change
Air Transportation:			
Operating revenues	¥ 900,847	¥ 964,888	– 6.6%
Intra-group sales and transfers	77,564	73,396	+ 5.7
Total	978,411	1,038,284	– 5.8
Operating expenses	959,662	965,948	– 0.7
Operating income	18,749	72,336	– 74.1
Travel Services:			
Operating revenues	143,367	139,155	+ 3.0
Intra-group sales and transfers	15,166	13,702	+ 10.7
Total	158,533	152,857	+ 3.7
Operating expenses	158,615	151,379	+ 4.8
Operating income (loss)	(82)	1,478	–
Hotel Operations:			
Operating revenues	63,366	71,586	– 11.5
Intra-group sales and transfers	12,305	12,113	+ 1.6
Total	75,671	83,699	– 9.6
Operating expenses	76,335	79,868	– 4.4
Operating income (loss)	(664)	3,831	–
Other Businesses:			
Operating revenues	96,934	104,006	– 6.8
Intra-group sales and transfers	91,235	87,109	+ 4.7
Total	188,169	191,115	– 1.5
Operating expenses	183,181	184,717	– 0.8
Operating income	4,988	6,398	– 22.0
Intercompany Eliminations:			
Intra-group sales and transfers	(196,270)	(186,320)	+ 5.3
Operating expenses	(196,247)	(184,520)	+ 6.4
Operating income (loss)	(23)	(1,800)	– 98.7
Consolidated:			
Consolidated operating revenues	1,204,514	1,279,635	– 5.9
Consolidated operating expenses	1,181,546	1,197,392	– 1.3
Consolidated operating income	¥ 22,968	¥ 82,243	– 72.1

Air Transportation

Operating revenues in the core air transportation segment declined 5.8%, to ¥978.4 billion, and operating expenses edged down 0.7%, to ¥959.6 billion. As a result, operating income in air transportation declined significantly, to ¥18.7 billion.

Domestic Routes

On domestic routes, the Company increased flights on the Tokyo–Osaka shuttle and the Tokyo–Fukuoka route. The Group's route system was reorganized, and certain routes, including the Osaka (Itami)–Saga, Osaka (Itami)–Odate-Noshiro, and Osaka (Kansai)–Kagoshima routes, were transferred to ANK. In the first half of the fiscal year, passenger numbers increased, especially on trunk routes. After the terrorist attacks, however, demand declined significantly, centered on Okinawa routes, due to caution about flying. In response, the Company implemented a range of measures, such as the *Rakunori* Cashback Campaign, an aggressive sales promotion campaign started in January 2002, under which 1 out of 50 passengers had their fare refunded. Demand gradually began to recover from the year-end and New Year holiday period.

In sales, we aggressively implemented discount fares. The *Chowari* discount fare was available for 66 days in the year under review, compared with 45 days in the previous fiscal year. For the Group, 2.2 million people took advantage of discount fares, compared with 1.3 million in the previous year.

In service, in response to suggestions from customers, in June 2001 we introduced a new service, *Rakunori*, under which there are no time limits on ticket purchases and passengers can check in without obtaining tickets. Through this service, we simplified and expedited the entire process from reservation and purchase to boarding.

International Routes

On international routes, the Company opened the Tokyo–Ho Chi Minh City route in summer 2001 and suspended the Nagoya–Honolulu route in September 2001. In response to the large decline in demand following the terrorist attacks, ANA suspended service on the Tokyo–Chicago, Tokyo–Mumbai, Tokyo–Kuala Lumpur, and Osaka (Kansai)–Bangkok routes and used smaller aircraft on the Tokyo–Washington D.C. route. The aircraft freed up by these measures were used to offer daily service on the Tokyo–Seoul route and to increase flights on the Tokyo–Dalian and Osaka (Kansai)–Qingdao routes, where demand forecasts were more favorable. This represented a substantial revision of our operational plans.

We worked to expand our network from Japan to the United Kingdom by commencing a code-share agreement with Star Alliance member British Midland Airways on four domestic U.K. flights through London. In August 2001, London-based, non-Japanese cabin attendants began service on ANA flights for the first time, further improving the quality of in-flight service.

In sales, we worked aggressively to stimulate demand. In response to customer requests, we introduced *Biji-wari*, a business class discount fare for passengers traveling to the U.S. and Europe who purchase round-trip tickets in advance. Bargain discount economy class fares to North America and Honolulu were introduced in September 2001 under the name *Chowari G•E•T* as an international equivalent to the *Chowari* fares that have become very popular on domestic routes.

Travel Services

Operating revenues in travel services rose 3.7%, to ¥158.5 billion. Operating expenses were up 4.8%, to ¥158.6 billion, resulting in an operating loss of ¥82 million, compared with operating income of ¥1.4 billion in the previous year.

The Company began the restructuring of its sales system with the January 2002 establishment of ANA Sales Holdings Co., Ltd. The Group's three existing travel agencies—All Nippon Airways World Tours Co., Ltd., All Nippon Airways Travel Co., Ltd., and ANA Sky Holiday Tours Co., Ltd.—were made wholly owned subsidiaries of the new company to strengthen mutual collaboration and to raise the efficiency of marketing activities.

With the opening of new theme parks, such as Universal Studios Japan and Tokyo Disney Sea, domestic travel operations recorded gains in the first half of the fiscal year in both the number of customers and revenues. Following the September 11 terrorist attacks, domestic travel tours were affected by a large number of cancellations, especially for Okinawa trips, resulting in a temporary slump. The prompt introduction of new programs, however, led to significant increases in both the number of customers and revenues.

For overseas tours, the Company took steps to increase revenues. Aggressive promotional campaigns were conducted for high-value-added products, such as those featuring business class flights, ANA's exclusive "Super Vista" deluxe bus, and a chartered "Orient Express" trip from Venice to Vienna. The Company also marketed chartered international flights from Haneda Airport.

Despite these efforts, however, the terrorist attacks led to a sharp drop in demand, especially on North American routes. In addition, we suspended the code-share operations program with Ansett Australia, which entered bankruptcy. Revenue from overseas travel services declined significantly from the previous year.

Hotel Operations

For the fiscal year under review, operating revenues in the hotel segment were down 9.6%, to ¥75.6 billion. Operating expenses declined 4.4%, to ¥76.3 billion, and the operating loss was ¥0.6 billion, compared with operating income of ¥3.8 billion in the previous year.

During the fiscal year under review, four properties joined ANA Hotels, Ltd.: Nagasaki ANA Hotel Glover Hill in April 2001 under the franchise system; Guam Hotel Okura in April 2001 under the

ANA and consolidated subsidiaries	Yen (Millions)		%
Years ended March 31,	**2002**	2001	Year-on-year change
Air Transportation:			
Identifiable assets	**¥1,195,497**	¥1,112,105	+ 7.5%
Depreciation and amortization	**52,527**	50,199	+ 4.6
Capital expenditure	**121,451**	90,787	+ 33.8
Travel Services:			
Identifiable assets	**¥37,437**	¥38,808	− 3.5
Depreciation and amortization	**527**	371	+ 42.0
Capital expenditure	**1,601**	1,474	+ 8.6
Hotel Operations:			
Identifiable assets	**¥146,311**	¥140,129	+ 4.4
Depreciation and amortization	**4,571**	4,874	− 6.2
Capital expenditure	**6,749**	2,709	+ 149.1
Other Businesses:			
Identifiable assets	**¥215,917**	¥216,431	− 0.2
Depreciation and amortization	**3,712**	3,889	− 4.6
Capital expenditure	**2,748**	8,407	− 67.3
Intercompany eliminations:			
Identifiable assets	**¥(84,180)**	¥(56,053)	+ 50.2
Depreciation and amortization	**–**	–	–
Capital expenditure	**(141)**	(8,986)	+ 98.4
Consolidated:			
Identifiable assets	**¥1,510,982**	¥1,451,420	+ 4.1
Depreciation and amortization	**61,337**	59,333	+ 3.4
Capital expenditure	**132,408**	94,391	+ 40.3

referral system; ANA Hotel Clement Takamatsu in May 2001 under the franchise system; and Thallaso-Shima ANA Hotel & Resort in August 2001 under the management system.

ANA continued to implement its domestic hotel business restructuring plan, which calls for the separation of ownership and operation. In line with this policy, ANA Hotels, Ltd., started full-scale operations in October 2001 with a focus on enhancing chain hotel functionality.

ANA hotels in Tokyo, Toyama, and Narita that had been managed directly by ANA Enterprises, Ltd., were placed under the control of newly established companies—ANA Hotel Tokyo Co., Ltd., ANA Hotel Toyama Co., Ltd., and ANA Hotel Narita Co., Ltd. This step was aimed at enabling each hotel to concentrate on its own operations and to further increase gross operating profit.

To enhance the value of facilities at ANA Hotel Tokyo, the banquet rooms and entrance lobby underwent comprehensive renovation starting in July and were reopened in September. ANA Hotel Hakata was also partially closed for a period of time for renovation.

The partial closure of these hotels during the renovation work adversely affected their results. In addition, due to the U.S. economic downturn and the terrorist attacks, our flagship ANA Hotel Tokyo experienced many cancellations of stays by overseas guests and of parties by Japanese subsidiaries of foreign corporations. As a result, declines in revenues and operating profits were recorded.

Overseas hotels were also affected by the terrorist incidents, but the decline in revenues was minimized through continued efforts to meet market needs and to control costs. Our hotel in Vienna was able to register about the same level of profit as in the previous year.

Other Businesses

Operating revenues in the other businesses segment declined 1.5%, to ¥188.1 billion, and operating expenses edged down 0.8%, to ¥183.1 billion. Operating income decreased 22.0%, to ¥4.9 billion.

In trading and sales, the revenues of All Nippon Airways Trading Co., Ltd., declined, as higher sales of aircraft parts were not enough to offset lower sales of machinery and of paper and pulp.

In information and communications, Infini Travel Information, Inc., which provides a reservation and ticketing system for international

flights, recorded lower revenues due to a substantial decrease in the number of international passengers following the terrorist attacks. ANA Information Systems Planning Co., Ltd., which develops, maintains, and operates information systems, secured orders from Group companies for large-scale system development and expanded the scope of its maintenance and operation services. As a result, *information and communications revenues increased.*

In real estate, ANA Real Estate Co., Ltd., which sells and rents real estate and manages properties, undertook a number of renovations to strengthen the competitive position of its properties, and it succeeded in maintaining high occupancy ratios and in keeping rental revenues at the previous year's level. However, because no condominiums were sold during the year under review, total revenues in real *estate operations declined.*

6. Passenger Data by Route (International)

	Passenger revenues Yen (Millions)		RPK (Millions)		ASK (Millions)		Load factor (%)	
Years ended March 31,	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Asia/Oceania	**¥ 65,602**	¥ 76,763	**5,686**	7,491	**8,184**	10,077	**69.5**	74.3
Transpacific	**59,977**	74,894	**7,473**	9,916	**11,763**	13,902	**63.5**	71.3
Europe	**47,414**	56,993	**4,964**	6,716	**6,981**	8,465	**71.1**	79.3
Total	**¥172,994**	¥208,651	**18,124**	24,124	**26,928**	32,446	**67.3**	74.4

Note: Passenger revenues by destination are the total of passenger revenues for ANA, ANK, and AJX and do not include intercompany eliminations.

Asia/Oceania

On China routes, demand was firm throughout the year, but demand on other routes was affected by the terrorist attacks and by the bankruptcy of Ansett Australia, a Star Alliance member that had been operating code-share flights with ANA. As a result, passenger numbers declined. On Asia/Oceania routes overall, available seat-kilometers declined 18.8%, *revenue passenger kilometers were down 24.1%,* and the load factor decreased 4.8 percentage points. As a result, passenger revenues declined 14.5%, but passenger yield increased from 10.2¥/RPK in the previous year to 11.5¥/RPK.

Transpacific

Following the terrorist attacks, demand declined rapidly. We moved quickly to implement measures to maintain efficiency, suspending service on the Narita–Chicago route and using smaller aircraft on some routes. Available seat-kilometers on transpacific routes decreased 15.4%, while revenue passenger-kilometers declined 24.6%, leading to a 7.8 percentage point decline in the load factor. Passenger revenues were down 19.9%, but passenger yield rose to 8.0¥/RPK, from 7.6¥/RPK in the previous year.

Europe

Due to the November 2000 suspension of service on the Osaka (Kansai)–London and Osaka (Kansai)–Frankfurt routes and to the terrorist attacks in the year under review, passenger numbers declined. On European routes overall, available seat-kilometers were down 17.5%, while revenue passenger-kilometers declined 26.1%. *As a result, the load factor was down 8.2 percentage points.* Although passenger revenues decreased 16.8%, passenger yield improved to 9.6¥/RPK, from 8.5¥/RPK in the previous year.

7. Jet Aircraft Procurement Plan

Year Ended March 2002

ANA did not take delivery of any aircraft during the year under review. ANK took delivery of one Boeing 737-400 and three Boeing 737-500s. Upon the conclusion of their leases, ANA retired two Boeing 747-100SRs and two Boeing 767-200s from its domestic fleet.

Year Ending March 2003 (Planned)

ANA will acquire six Boeing 767-300ERs and, under an operating lease, one Boeing 767-300 freighter. ANK will acquire two Boeing 737-500s under operating leases. One Boeing 747-200LR that was taken out of active service in March 2002, one Boeing 747-100SR, and four Boeing 767-200s will be retired.

Year Ending March 2004 (Planned)

ANA will acquire three Boeing 767-300ERs, two Boeing 777-300s in accordance with previous plans, and, under operating leases, three Airbus 320-200s. Three Boeing 747-100SRs and three Boeing 767-200s will be retired.

Year Ending March 2005 and Thereafter (Planned)

From the year ending March 2005 through the year ending March 2007, we will focus on pursuing comfort linked to higher customer satisfaction, shifting to more-economical aircraft, and raising efficiency through a focus on a smaller number of models. We will emphasize wide-body aircraft and plan to acquire Boeing 777-300s and Boeing 767-300ERs.

Over the same period, Boeing 747-100SRs, Boeing 747-200LRs, Boeing 767-200s, and Airbus 321-100s will be retired.

As a result of these acquisitions and retirements, the fleet will comprise four models of wide-body passenger aircraft (B747-400, B777-300, B777-200, B767-300), in comparison with the current fleet's eight models.

Planned aircraft acquisitions and principal fleet composition are shown below.

Projected Fleet Composition

	2002			2003		2004	
Years ended March 31,	Total	Owned	Leased	Plan	vs. 2002	Plan	vs. 2003
B747-400	23	15	8	23	0	23	0
B747-200LR	3	3	0	2	–1	2	0
B747-100SR	9	8	1	8	–1	5	–3
B777-300	5	1	4	5	0	7	+2
B777-200	16	5	11	16	0	16	0
B767-300	42	27	15	48	+6	51	+3
B767-200	9	2	7	5	–4	2	–3
B737-500	23	9	14	25	+2	25	0
B737-400	2	0	2	2	0	2	0
A321-100	7	6	1	7	0	7	0
A320-200	25	13	12	25	0	28	+3
Total	164	89	75	166	+2	168	+2

Notes: 1. Plans for aircraft retirement are finalized each fiscal year. Accordingly, the numbers of aircraft for the year ending March 2004 are estimates.
2. Figures are for jet aircraft only and do not include freighters.

8. Employment

Years ended March 31,	Employee numbers 2002	2001
Air transportation (ANA, ANK, AJX, and ADK)	14,463	14,855
Others (consolidated subsidiaries)	14,763	14,975
Total	29,226	29,830

Note: Figures are averages for each fiscal year.

As of March 31,	Employee numbers 2002	2001
Air transportation	20,489	20,608
Travel services	1,638	1,683
Hotel operations	3,604	3,772
Other businesses	3,364	3,295
Total	29,095	29,358

Note: Figures represent year-end data.

The workforce is being reduced in accordance with plans. Average employment declined 2.0%, to 29,226 employees, and the number of employees at the end of March 2002 was 29,095, a reduction of 263 from the previous year-end. As one element of the emergency measures implemented in response to the decline in passenger numbers that followed the terrorist attacks, we implemented a hiring freeze for cabin attendants and voluntary one-month leaves of absence. The Company will continue striving to reduce the workforce and raise productivity.

9. Corporate Governance and Other Major Challenges

Corporate Governance

Effective from the year ending March 2003, the Company has shortened the terms of members of the board of directors and senior vice presidents from two years to one year and clarified management responsibility for the achievement of annual operating goals. The Group is implementing reforms to its management system to enhance corporate governance, such as strengthening its management executive system by emphasizing the selection of the best person for each job.

Creating Enterprise Value

In order to ensure that management practices based on the creation of enterprise value are thoroughly implemented throughout the ANA Group, the Company has introduced new performance evaluation standards, based on ANA's Value Creation (AVC). AVC is calculated by subtracting the cost of capital from post-tax business profit. We have reassessed the scope of AVC application and will employ common standards in applying AVC for each business. Through this type of management by objectives, we aim to achieve a highly transparent operational administration.

Increasing Customer Satisfaction

The ANA Group has taken steps to further improve customer satisfaction, establishing the Customer Satisfaction Promotion Department and introducing the TQS (Total Quality Score) customer satisfaction system into its air transportation operations.

The Customer Satisfaction Promotion Department strives to give concrete form to the customer-centered ANA Style, working closely with other departments to implement an integrated, continuous differentiation strategy based on customer feedback.

TQS, which is positioned as a leading indicator for AVC, provides objective analysis of comprehensive customer evaluations in the areas of safety, on-time performance, comfort, and convenience in air transportation. The Company will use TQS to reach its goal of becoming one of the leading corporate groups in Asia in the next few years.

IT Strategy

The Company will make aggressive use of information technology to ensure safe operations and advanced information security, striving to enhance safety and reliability through the use of IT. In addition, we will aggressively utilize Customer Relationship Management (CRM) techniques to unify and consolidate on a Groupwide basis customer feedback and data obtained through all points of contact with customers. At the same time, the number of customers who use e-business options, such as Internet reservations and sales, is increasing rapidly, and we will work to accelerate that trend. Aiming to be a corporate group that utilizes advanced IT, we will work to implement value-creation management through our IT strategy.

10. Dividend Policy

The Company gives a high priority to providing a return to shareholders while working to secure a stable foundation for future growth. In the year under review, however, we recorded a net loss due to the decline in passenger numbers following the terrorist attacks, the increase in expenses caused in part by higher aviation insurance premiums, and the recording of an extraordinary loss in the non-consolidated statements of All Nippon Airways Co., Ltd., as a result of a valuation loss on an investment in a consolidated subsidiary, a measure undertaken to bolster our consolidated financial position. Therefore, the Company regretfully decided to continue the suspension of dividend payments. The Company will do its utmost to resume dividend payments in the year ending March 2004.

Net loss per share for the year under review was ¥6.17 on a consolidated basis and ¥8.38 on a non-consolidated basis.

11. Market Risks

Derivative Transactions, Currencies, Fuel, and Interest Rates

Management of Risk Associated with Derivative Transactions

The Company uses derivative transactions, such as futures, swaps, and options, to control the risk of foreign exchange rate, jet fuel price, and interest rate fluctuations. The Company does not conduct transactions for speculative purposes. These derivative transactions are carried out in accordance with internal risk control standards. Furthermore, the Company holds regularly scheduled meetings, attended by managing directors, where decisions are made regarding risk hedging methods, percentages, and amounts and where transaction details are reported and confirmed. Consolidated subsidiaries make decisions in a similar manner. Also, daily checks of derivative transactions are conducted on a reciprocal basis by departments entering into these contracts and by the accounting department.

Currencies

To the greatest extent possible, foreign currency taken in as revenues is used to pay expenses denominated in the same foreign currency, thereby minimizing risk and foreign exchange commissions. In order to more efficiently manage foreign currency amounts, a cash management system linking certain overseas bases and the Head Office finance department has been introduced. For obligations denominated in foreign currencies that cannot be offset in this manner, principally obligations to purchase aircraft or jet fuel, the Company uses forward exchange agreements and currency options to control the risk of fluctuations in foreign exchange rates and to stabilize payment amounts.

Jet Fuel

To control the risk of fluctuations in the price of jet fuel and to stabilize expenses, ANA hedges risks using crude oil and jet fuel commodity derivatives.

Through the use of planned, continuous hedging transactions for specific periods of time, the Company strives to reduce the influence of fluctuations in the oil markets on its fuel expenses and to stabilize its fuel expenses.

The Company's hedging transactions are limited to a certain percentage of aggregate purchases of fuel in Japan and overseas, with plans for hedging amounts set quarterly. Individual transactions are maintained within limits that are set in such a way that the Company's transactions will not affect the spot market, and margins are adjusted monthly or quarterly to avoid any physical delivery obligations.

Interest Rates

To control the risk of increases in interest rates, the Company's fund-raising is carried out principally at fixed interest rates. The Company uses interest rate swaps to control the risk of fluctuating interest rates on obligations in an integrated manner and to improve the balance of financial income and expenses.

Public-Sector Fees

Public-sector fees include landing and navigation fees, aviation fuel taxes, and fixed asset taxes on aircraft. It is not possible for ANA to reduce landing and navigation fees and aviation fuel taxes through its own efforts. In the year ended March 2002, these two items accounted for about 15% of operating expenses in the air transportation segment.

Reductions in landing fees at Japanese airports other than those in the Tokyo and Osaka areas were implemented from April 1999. In addition, from April 2001, landing fees at Tokyo area airports for flights from regional airports were reduced. As a result, during the year ended March 2002 public-sector fees declined about 4% from the previous year, to approximately ¥144 billion.

On domestic routes, public-sector fees in Japan represent about 16% of the cost of an average airline ticket, a level far above most other countries. This presents Japanese airlines with an onerous burden. The early implementation of a significant reduction in public-sector fees would benefit not only ANA but also the traveling public in Japan. Furthermore, any such reduction would lead to a significant rise in the demand for air transportation.

12. Safety and Environmental Conservation

Safety

Safe operations are the foundation of ANA's management, and the maintenance of safety is an airline's duty to society. The safety of ANA's flight operations is supported by aircraft equipped with leading-edge technology, by highly trained employees, and by complete systems that provide feedback of the latest information.

Aiming to secure an even higher level of safety, we have installed Ground Proximity Warning Systems (GPWS), wind sheer alarms, and TCAS crash prevention devices on all aircraft. Furthermore, we plan to install the next-generation models of these systems as well as Future Air Navigation System (FANS) equipment.

ANA conducts training to maintain and improve the knowledge and skills of cockpit crew members, maintenance workers, flight managers, and cabin attendants, all of whom contribute directly to flight operations. To achieve even higher quality in administrative execution, we are also conducting resource management training and human factors training.

In addition, based on the recognition that safety is what supports the entire Company, to maintain and improve the safety awareness of all employees, including staff in administrative departments that support operations, the Company is working to enhance safety training and its safety education system.

Also, to clarify the Company's policies and plans for safe operations, ANA has issued a new safety manual and, through a Companywide safety evaluation program, is working to objectively evaluate and further improve safety assurance throughout the Company.

In this way, the entire Company, centered on the flight operations, maintenance, cabin services, and airport and passenger services divisions, is working together on its corporate mission—making a "promise of safety" so that its customers can rely on ANA and feel safe on its flights. In the future, we will continue striving to maintain world-class safety without becoming overconfident about our past record of safe operations.

Environmental Conservation

Noise Countermeasures

Since 1994, ANA has followed the standards for International Civil Aviation Organization (ICAO) Chapter III compliant aircraft (subsonic aircraft), which meet the most stringent noise standards. ANA was one of the first airlines in the world to meet these standards.

In 2001, the ICAO set more stringent Chapter IV standards for aircraft manufactured in 2006 or thereafter. The majority of ANA's fleet, such as Boeing 767s, Boeing 747-400s, Boeing 777s, and Airbus A320s, are low-noise, energy-efficient aircraft that already meet these new standards.

In the future, ANA will acquire low-noise, energy-efficient aircraft and will continue its efforts to reduce noise in its daily flight operations.

Measures to Control Exhaust Gas

Aircraft exhaust gases include CO_2 and NO_x. With regard to CO_2, in 1997 the United Nations concluded the Kyoto Protocol, which deals with the prevention of global warming, and Japan ratified the protocol in June 2002. ANA is participating in the government's voluntary action plan and has formulated plans targeting a 10% reduction in CO_2 emissions per available seat-kilometer by 2010 in comparison with the level in 1990. We are taking a number of steps to ensure that this important goal is reached. In July 2002, ANA was invited as the only panelist from Asia for a United Nations conference on air transportation, airports, and sustainable development by the United Nations Environment Program.

Environmental Organization

ANA is aggressively implementing a range of measures to promote environmental conservation activities. We have, for example, formed a global environmental protection division, a global environmental committee composed of corporate officers, and three special committees—flight operations, ground, and global—staffed by division chiefs.

ANA considers environmental issues to be one of its most important management challenges, and the Company is aggressively implementing environmental activities through an environmental liaison committee composed of airline, maintenance, and ground handling companies in the ANA Group as well as through a Star Alliance environmental conservation organization.

Environmental Management System

The Company has implemented activities related to ISO 14001, an international environmental management certification. In February 2002, the Narita Maintenance Center received ISO 14001 certification from UKAS, a U.K. accreditation organization, for maintenance of aircraft used on international routes. ANA will draw on this experience as it continues to promote environmental conservation in the years ahead.

Consolidated Balance Sheets

All Nippon Airways Co., Ltd. and its consolidated subsidiaries As of March 31, 2002 and 2001

	Yen (Millions)		U.S. dollars (Thousands) (Note 3)
ASSETS	2002	2001	2002
Current assets:			
Cash	¥ 159,340	¥ 152,755	$ 1,195,797
Marketable securities (Note 4)	27,370	48,508	205,403
Accounts receivable, less allowance for doubtful accounts (¥2,941 million in 2002 and ¥630 million in 2001)	86,139	100,646	646,447
Accounts receivable from and advances to non-consolidated subsidiaries and affiliates	14,912	15,772	111,910
Inventories	55,001	51,752	412,765
Deferred income taxes — current (Note 8)	6,213	8,791	46,627
Prepaid expenses and other current assets	58,858	41,072	441,711
Total current assets	407,833	419,296	3,060,660
Investments and long-term receivables:			
Investments in securities (Note 4)	49,730	50,595	373,208
Investments in and advances to non-consolidated subsidiaries and affiliates (Note 5)	14,624	13,773	109,749
Lease and guaranty deposits	21,159	20,542	158,792
Housing loans to employees	530	1,410	3,977
Other long-term receivables	51,339	46,048	385,283
Total investments and long-term receivables	137,382	132,368	1,031,009
Property and equipment (Notes 6 and 9):			
Flight equipment	1,034,578	1,004,739	7,764,188
Ground property and equipment	667,625	678,349	5,010,319
	1,702,203	1,683,088	12,774,506
Less accumulated depreciation	(888,347)	(861,808)	(6,666,769)
	813,856	821,280	6,107,737
Advance payments on aircraft purchase contracts	84,630	23,417	635,122
Construction in progress	11,644	4,654	87,385
Net property and equipment	910,130	849,351	6,830,244
Deferred income taxes — non-current (Note 8)	23,489	16,387	176,278
Other assets	32,148	34,018	241,261
Total assets	¥1,510,982	¥1,451,420	$11,339,452

See accompanying notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Yen (Millions) 2002	2001	U.S. dollars (Thousands) (Note 3) 2002
Current liabilities:			
Short-term loans, including current portion of long-term debt (Note 6)	¥ 221,481	¥ 175,519	$ 1,662,146
Accounts and notes payable — trade	124,515	137,637	934,447
Accounts payable to non-consolidated subsidiaries and affiliates	4,124	3,015	30,949
Advance ticket sales	31,557	33,900	236,826
Accrued expenses	45,175	40,228	339,024
Accrued income taxes	2,051	15,172	15,392
Other current liabilities	15,960	20,315	119,775
Total current liabilities	444,863	425,786	3,338,559
Long-term liabilities:			
Long-term debt, less current portion (Note 6)	796,342	760,211	5,976,300
Accrued employees' retirement benefits (Note 7)	88,980	77,668	667,767
Deferred income taxes — current (Note 8)	11	3	83
Other long-term liabilities	29,856	30,902	224,060
Total long-term liabilities	915,189	868,784	6,868,210
Minority interests	12,289	6,350	92,225
Shareholders' equity (Notes 10 and 15):			
Common stock:			
Authorized — 2,203,200,000 shares			
Issued, 2002 — 1,536,082,686 shares, 2001 — 1,535,023,084 shares	86,239	86,079	647,197
Capital surplus	104,232	104,072	782,229
Deficit	(39,198)	(24,004)	(294,169)
Unrealized holding gain on securities	560	1,497	4,202
Foreign currency translation adjustments	(12,462)	(16,460)	(93,523)
Less common treasury stock, at cost	(730)	(684)	(5,478)
Total shareholders' equity	138,641	150,500	1,040,458
Commitments and contingent liabilities (Note 11)			
Total liabilities and shareholders' equity	¥1,510,982	¥1,451,420	$11,339,452

	Yen (Millions)		U.S. dollars (Thousands) (Note 3)
	2002	2001	2002
Operating revenues:			
Passenger	¥ 762,923	¥ 813,156	$5,725,501
Cargo	57,648	68,649	432,630
Incidental and other	383,943	397,830	2,881,374
	1,204,514	1,279,635	9,039,505
Operating expenses:			
Aircraft and flight operations	292,677	303,208	2,196,450
Aircraft maintenance	81,031	75,085	608,113
In-flight services	56,468	59,543	423,775
Flight control and ground handling	243,061	240,382	1,824,098
Reservations, sales and advertising	210,845	221,038	1,582,326
General and administrative	33,837	29,241	253,936
Depreciation and amortization	61,337	59,333	460,315
Other costs	202,290	209,562	1,518,124
	1,181,546	1,197,392	8,867,137
Operating income	22,968	82,243	172,368
Non-operating income (expenses):			
Interest and dividend income	7,143	9,537	53,606
Gain on sale of property and equipment	2,559	14,538	19,205
Interest expenses	(28,758)	(35,079)	(215,820)
Loss on sale of marketable securities	(176)	(488)	(1,321)
Loss on sale or disposal of property and equipment	(10,033)	(11,057)	(75,295)
Equity in income (loss) of affiliates	(804)	251	(6,034)
Other, net	(77)	3,344	(578)
	(30,146)	(18,954)	(226,237)
Income (loss) before income taxes and minority interests	(7,178)	63,289	(53,869)
Income taxes (Note 8):			
Current	6,115	17,888	45,891
Deferred	(3,871)	1,263	(29,050)
	2,244	19,151	16,841
Income (loss) before minority interests	(9,422)	44,138	(70,709)
Minority interests in income of consolidated subsidiaries	34	3,852	255
Net income (loss)	¥ (9,456)	¥ 40,286	$ (70,964)

	Yen		U.S. dollars (Note 3)
	2002	2001	2002
Net income (loss) per share (Note 2)	¥(6.17)	¥27.75	$(0.046)
Net income per share assuming full dilution (Note 2)	–	24.80	–

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

All Nippon Airways Co., Ltd. and its consolidated subsidiaries Years ended March 31, 2002 and 2001

	Yen (Millions)		U.S. dollars (Thousands) (Note 3)
	2002	2001	**2002**
Common stock:			
Balance at beginning of year	¥ 86,079	¥ 72,142	$ 645,996
Conversion of convertible bonds	159	13,936	1,193
Balance at end of year	86,239	86,079	647,197
Capital surplus:			
Balance at beginning of year	104,072	90,135	781,028
Conversion of convertible bonds	159	13,936	1,193
Balance at end of year	104,232	104,072	782,229
Deficit:			
Balance at beginning of year	(24,004)	(64,379)	(180,143)
Net income (loss) for year	(9,456)	40,286	(70,964)
Changes in scope of consolidation	918	943	6,889
Changes in equity interest in subsidiaries and affiliates	(6,647)	(1,060)	(49,884)
Consolidated subsidiary's merger with non-consolidated subsidiaries	–	216	–
Other	(9)	(10)	(67)
Balance at end of year	(39,198)	(24,004)	(294,169)
Unrealized holding gain on securities:			
Balance at beginning of year	1,497	–	11,235
Net change during year	(937)	1,497	(7,033)
Balance at end of year	560	1,497	4,202
Foreign currency translation adjustments:			
Balance at beginning of year	(16,460)	–	(123,527)
Net change during year	3,998	(16,460)	30,004
Balance at end of year	(12,462)	(16,460)	(93,523)
Less common treasury stock, at cost	(730)	(684)	(5,478)
Total shareholders' equity	¥138,641	¥150,500	$1,040,458

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

All Nippon Airways Co., Ltd. and its consolidated subsidiaries Years ended March 31, 2002 and 2001

	Yen (Millions)		U.S. dollars (Thousands) (Note 3)
	2002	2001	2002
Cash flows from operating activities:			
Income (loss) before income taxes and minority interests	¥ (7,178)	¥ 63,289	$ (53,869)
Adjustments to reconcile income (loss) before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	61,337	59,333	460,315
Loss (income) on disposal and sale of property and equipment	7,474	(3,481)	56,090
Increase in allowance for doubtful accounts	2,871	1,424	21,546
Increase in accrued employees' retirement benefits	11,399	11,030	85,546
Interest expenses	28,758	35,079	215,820
Interest and dividend income	(7,143)	(9,537)	(53,606)
Exchange (gain) loss	1,101	(2,043)	8,263
Decrease (increase) in accounts receivable	8,846	(10,838)	66,386
Decrease (increase) in other current assets	(18,132)	3,114	(136,075)
Increase (decrease) in accounts and notes payable — trade	(12,957)	26,015	(97,238)
Other, net	(3,057)	1,267	(22,942)
Cash generated from operations	73,319	174,652	550,236
Interest and dividends received	7,143	9,537	53,606
Interest paid	(28,889)	(35,615)	(216,803)
Income taxes paid	(18,726)	(7,159)	(140,533)
Other, net	1,146	7,381	8,601
Net cash provided by operating activities	33,993	148,796	255,107
Cash flows from investing activities:			
Purchase of property and equipment	(132,408)	(92,312)	(993,681)
Proceeds from sale of property and equipment	7,602	59,791	57,051
Proceeds from sale of investments in securities	2,949	22,012	22,131
Payment of advances	(6,833)	(6,887)	(51,280)
Collection of advances	7,465	3,797	56,023
Other, net	(2,702)	(4,365)	(20,278)
Net cash used in investing activities	(123,927)	(17,964)	(930,034)
Cash flows from financing activities:			
Decrease in short-term loans	(3,777)	(19,780)	(28,345)
Proceeds from long-term debt	169,463	35,608	1,271,767
Repayment of long-term debt	(78,506)	(146,014)	(589,163)
Proceeds from issuance of bonds	19,904	39,321	149,373
Repayment of bonds	(31,510)	(63,000)	(236,473)
Other, net	(6,470)	(4,494)	(48,555)
Net cash (used in) provided by financing activities	69,104	(158,359)	518,604
Effect of exchange rate changes on cash and cash equivalents	1,786	(3,093)	13,404
Net decrease in cash and cash equivalents	(19,044)	(30,620)	(142,919)
Cash and cash equivalents at beginning of year	207,717	237,440	1,558,852
Net increase (decrease) resulting from changes in scope of consolidation	(25)	897	(188)
Cash and cash equivalents at end of year (Note 14)	¥ 188,648	¥ 207,717	$1,415,745

See accompanying notes to consolidated financial statements.

1. Basis of presenting consolidated financial statements

All Nippon Airways Co., Ltd. (the Company) and its domestic subsidiaries maintain their books of account in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. The Company's foreign subsidiaries maintain their books of account in conformity with accounting principles and practices of the countries of their domicile.

In addition, the notes to the consolidated financial statements include information which is not required under accounting principles and practices generally accepted in Japan but is presented herein as additional information.

The accompanying consolidated financial statements have been compiled from the consolidated financial statements filed with the Minister of Finance as required by the Securities and Exchange Law of Japan. In preparing the accompanying financial statements certain reclassifications have been made in the financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

2. Summary of significant accounting policies

(a) Principles of consolidation and accounting for investments in non-consolidated subsidiaries and affiliates

The consolidated financial statements include the accounts of the Company and all of its significant subsidiaries (118 subsidiaries for 2002 and 113 subsidiaries for 2001). All significant intercompany accounts and transactions have been eliminated.

Investments in certain subsidiaries and significant affiliates (27 companies for 2002 and 32 companies for 2001) are accounted for by the equity method of accounting. The difference between the cost and the underlying net equity in the net assets at dates of acquisition of consolidated subsidiaries and companies accounted for by the equity method of accounting is amortized using the straight-line method over a period of five years.

Investments in non-consolidated subsidiaries and affiliates not accounted for by the equity method of accounting (52 companies for 2002 and 56 companies for 2001) are stated at cost. The companies' equity in undistributed earnings of these companies is not significant.

During 2002 and 2001, subsidiaries which were not consolidated in prior years were included in consolidation. The effect of changes in scope of consolidation have been credited or charged to retained earnings (deficit) and the consolidated financial statements for prior years have not been restated.

Certain foreign subsidiaries have fiscal years ending on December 31 and necessary adjustments for significant transactions, if any, are made on consolidation.

(b) Deferred tax accounting

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and operating losses and tax credits carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See Note 8.

(c) Foreign currency translation

The balance sheet accounts of foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, except for components of shareholders' equity which are translated at historic exchange rates. Revenues and expenses are translated at the rates of exchange prevailing when such transactions are made. Due to a change in the regulations relating to the presentation of foreign currency translation adjustments which was effective for the year ended March 31, 2001, the Company presents foreign currency translation adjustments as a component of shareholders' equity.

In accordance with the revised accounting standard for foreign currency translation which became effective April 1, 2000, foreign currency payables and receivables are principally translated at the rate of exchange in effect at the balance sheet date, except payables and receivables hedged by qualified forward exchange contracts. Until the year ended March 31, 2000, they were principally translated at historic rates. The effect of the adoption of this revised standard for foreign currency translation was to increase income before income taxes and minority interests by ¥284 million for the year ended March 31, 2001.

(d) Marketable securities and investment securities

A new accounting standard for financial instruments, which became effective April 1, 2000, requires that securities be classified into three categories: trading, held-to-maturity or other securities. Under the new standard, trading securities are carried at fair value and held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method.

Until the year ended March 31, 2000, marketable securities and investment securities other than marketable securities had been valued principally at cost, being determined by the moving average method.

As of April 1, 2000, the Company and its consolidated subsidiaries assessed their intent to hold investments in securities and classified investments as "held-to-maturity securities" or "other securities" in order to account for the securities at March 31, 2001 in accordance with the new standard referred to above. As a result, marketable securities of ¥5,812 million, which had been included in current assets, were reclassified to investment securities as of April 1, 2000.

The effect of the adoption of this new standard for financial instruments was to decrease income before income taxes and minority interests by ¥3,279 million for the year ended March 31, 2001. See Note 4.

(e) **Derivatives**

The Company and its subsidiaries use derivatives, such as forward foreign exchange contracts, interest rate swaps and commodity options and swaps, to limit their exposure to fluctuations in foreign exchange rates, interests rates and commodity prices. The Company and its subsidiaries do not use derivatives for trading purposes.

In accordance with a new accounting standard for financial instruments which became effective April 1, 2000, derivative financial instruments are carried at fair value with changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which an unrealized gain or loss is deferred as an asset or a liability. Receivables and payables hedged by qualified forward exchange contracts are translated at the corresponding foreign exchange contract rates.

(f) **Allowance for doubtful receivables**

As of March 31, 2002 and 2001, a general provision is made for doubtful receivables based on past experience. Until March 31, 2000, a general provision had been made for doubtful receivables at a rate equivalent to the higher of that which was allowed in Japan as an expense for tax purposes and that which is demonstrated to be required by a review of receivables. Provisions are made against specific receivables as and when required. The effect of the change in the basis of general provision was not significant.

(g) **Inventories**

Inventories include aircraft spare parts, supplies and stock in trade of consolidated subsidiaries.

These are stated at cost. Cost is determined by the moving average method for aircraft spare parts and the first-in, first-out method for miscellaneous supplies.

(h) **Property and equipment and depreciation**

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed based on estimated useful lives by the following methods:

Flight equipment:

Boeing 747-400s, other Boeing 747s,
Boeing 777s, Boeing 767s,
Boeing 737-500s, Airbus A320s,
Airbus A321s
and NAMC YS-11s . . . . Straight-line method
Other flight equipment . . . . Declining balance method
Buildings . . . . Straight-line method
Other ground property
and equipment . . . . Declining balance method

The Company and some of the subsidiaries employ principally the following useful lives, based upon the Company's estimated durability of such aircraft:

International type equipment . . . . 20 years
Domestic type equipment . . . . 17 years

Major additions and improvements are capitalized at cost. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred.

(i) **Intangible assets and amortization**

Intangible assets included in other assets are amortized by the straight-line method. Cost of software purchased for internal use is amortized by the straight-line method over 5 years, the estimated useful life of purchased software.

(j) **Retirement benefits**

The retirement benefit plan of the Company and some of the subsidiaries covers substantially all employees other than directors, officers and statutory auditors. Under the terms of this plan, eligible employees are entitled, upon mandatory retirement or earlier voluntary severance, to lump-sum payments based on their compensation at the time of leaving and years of service with the Company and subsidiaries.

The Company and certain significant domestic subsidiaries have trustee employee pension funds to provide coverage for part of the lump-sum benefits or monthly pension. Several subsidiaries have tax-qualified pension plans which cover all or part of the lump-sum benefits. In accordance with a new accounting standard for retirement benefits which became effective April 1, 2000, accrued retirement benefits for employees at the balance sheet date are provided mainly at an amount calculated based on the retirement benefit obligation and the fair market value of the pension plan assets as of the balance sheet date, as adjusted for

unrecognized net retirement benefit obligation at transition, unrecognized actuarial gain or loss and unrecognized prior service cost. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated service years of eligible employees. The net retirement benefit obligation at transition is being amortized principally over a period of 15 years by the straight-line method. Actuarial gains and losses are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods (principally 10 years through 19 years in 2002 and 2001) which are shorter than the average remaining service years of employees. Prior service cost is being amortized as incurred by the straight-line method over periods (principally 10 years through 19 years in 2002 and 2001) which are shorter than the average remaining service years of employees. See Note 7.

The assumptions used in accounting for the above plans as of March 31, 2002 and 2001 are as follows:

	March 31, 2002	March 31, 2001
Discount rate	2.5%	3.5%
Expected return on plan assets	0.85%~6.0%	1.0%~6.25%

Until the year ended March 31, 2000, accrued retirement benefits had been stated at 40% of the net obligation which would be required to be paid under existing retirement regulations if all eligible employees voluntarily severed their employment at the end of each fiscal year, having made allowance for benefits expected to be recovered from the pension plan. The current cost and amortization of prior service cost of the pension plan had been determined actuarially and charged to operations. The prior service costs had been funded over a period of approximately 20 years.

The effect of the adoption of the new accounting standard for retirement benefits was to decrease income before income taxes and minority interests by ¥5,433 million for the year ended March 31, 2001.

Directors, officers and statutory auditors are not covered by the programs described above. Benefits paid to such persons are charged to operations as paid since amounts vary with circumstances, and it is therefore not practicable to compute liability for future payments.

(k) Revenue recognition

Passenger revenues, cargo and other operating revenues are recorded when services are rendered.

(l) Appropriation of retained earnings

Under the Commercial Code of Japan, the appropriation of unappropriated retained earnings of the Company with respect to a financial period is made by resolution of the Company's shareholders at a general meeting to be held subsequent to the close of the financial period and the accounts for that period do not therefore reflect such appropriation. See Note 15.

(m) Net income (loss) per share

The computation of net income per share of common stock is based on the weighted average number of shares outstanding during each year.

As a result of the net loss in fiscal 2002, net income per share assuming full dilution is not disclosed for that year.

(n) Leases

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for as operating leases. See Note 9.

(o) Bond issuance costs

Bond issuance costs are principally capitalized and amortized over a period of three years.

(p) Cash equivalents

For the purpose of the statements of cash flows, cash and short-term, highly liquid investments with a maturity of three months or less are treated as cash equivalents. See Note 14.

(q) Reclassification

Certain reclassifications have been made to the 2001 financial information in the accompanying financial statements to conform with the 2002 presentation.

3. Financial statement translation

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥133.25=US$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market on March 31, 2002. This translation should not be construed as a representation that the amounts shown could be converted into United States dollars at such rate.

4. Marketable securities and investments in securities

Market value information at March 31, 2002 and 2001 is summarized as follows:

Held-to-maturity securities having market value are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2002	2001	**2002**
Gross unrealized gain:			
Cost	¥ 77	¥346	$ 578
Market value	84	352	630
	7	6	52
Gross unrealized loss:			
Cost	168	259	1,261
Market value	168	259	1,261
	0	0	0
Net unrealized gain	¥ 7	¥ 6	$ 52

Other securities having market value are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2002	2001	**2002**
Gross unrealized gain:			
Cost	¥4,628	¥ 6,013	$34,732
Market value	9,699	12,861	72,788
	5,071	6,848	38,056
Gross unrealized loss:			
Cost	9,046	9,315	67,888
Market value	6,827	7,302	51,235
	2,219	2,013	16,653
Net unrealized gain	¥2,852	¥ 4,835	$21,403

Other securities sold in the years ended March 31, 2002 and 2001 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2002	2001	**2002**
Proceeds	¥796	¥19,301	$5,974
Gain on sale	107	1,480	803
Loss on sale	89	2,017	668

Breakdown of other securities not having market value at March 31, 2002 and 2001 is as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2002	2001	**2002**
Bonds held to maturity	¥17,229	¥15,494	$129,298
Other securities	43,100	70,898	323,452
	¥60,329	¥86,392	$452,750

The redemption schedule of other securities and held-to-maturity debt securities as of March 31, 2002 and 2001 is summarized as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2002	2001	2002
Bonds:			
Within 1 year	¥ 5,929	¥ 2,083	$ 44,495
Over 1 year to 5 years	200	197	1,501
Over 5 years to 10 years	17,251	15,487	129,463
Over 10 years	2	12	15
Others:			
Within 1 year	21,441	54,481	160,908
Over 1 year to 5 years	–	–	–
Over 5 years to 10 years	–	–	–
Over 10 years	–	–	–
Total:			
Within 1 year	¥27,370	¥56,564	¥205,403
Over 1 year to 5 years	200	197	1,501
Over 5 years to 10 years	17,251	15,487	129,463
Over 10 years	2	12	15

5. Investments in and advances to non-consolidated subsidiaries and affiliates

Investments in and advances to non-consolidated subsidiaries and affiliates at March 31, 2002 and 2001 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2002	2001	2002
Investments in capital stock	¥13,909	¥13,065	$104,383
Advances	715	708	5,366
	¥14,624	¥13,773	$109,749

6. Short-term loans and long-term debt

Short-term loans at March 31, 2002 and 2001 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2002	2001	2002
Short-term bank loans	¥ 77,586	¥ 82,165	$ 582,259
Current portion of long-term loans	74,685	63,354	560,487
Current portion of bonds and notes	69,210	30,000	519,400
	¥221,481	¥175,519	$1,662,146

The interest rates on the above short-term loans were between 0.50% and 6.37% per annum in 2002 and between 0.62% and 6.37% per annum in 2001.

Long-term debt at March 31, 2002 and 2001 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2002	2001	2002
Bonds and notes:			
3.075% notes due 2007	¥ 35,000	¥ 35,000	$ 262,664
2.75% notes due 2009	20,000	20,000	150,094
3.2% notes due 2017	20,000	20,000	150,094
2.9% notes due 2008	20,000	20,000	150,094
1.37% notes due 2001	–	30,000	–
2.2% notes due 2004	20,000	20,000	150,094
3% notes due 2007	10,000	10,000	75,047
2.05% notes due 2006	15,000	15,000	112,570
1% notes due 2002	20,000	20,000	150,094
3% notes due 2011	10,000	10,000	75,047
2.08% notes due 2006	20,000	20,000	150,094
3% notes due 2010	10,000	10,000	75,047
1.33% notes due 2008	20,000	–	150,094
1.8% yen convertible bonds due 2003	49,210	49,210	369,306
0.4% yen convertible bonds due 2005	90,983	92,493	682,799
0.75% yen convertible bonds due 2015	11,806	12,126	88,600
	371,999	383,829	2,791,738
Loans, principally from banks:			
Secured, bearing interest from 1.10% to 7.30% in 2002 and 1.30% to 7.42% in 2001, maturing in installments through 2034	374,962	292,152	2,813,974
Unsecured, bearing interest from 1.29% to 7.80% in 2002 and from 1.35% to 8.01% in 2001, maturing in installments through 2022	193,276	177,584	1,450,476
	568,238	469,736	4,264,450
	940,237	853,565	7,056,188
Less current portion	143,895	93,354	1,079,888
	¥796,342	¥760,211	$5,976,300

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that security and guarantees for future and present indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligation becomes due, or in the event of default and certain other specified events, to offset cash deposits against such obligations due to the bank.

Certain bonds and notes and foreign currency loans are guaranteed by domestic banks and foreign banks.

The convertible bonds at March 31, 2002 were convertible into the following number of shares of common stock at the following current conversion prices:

	Conversion price per share		Number of shares
1.8% yen convertible bonds due 2003	¥2,052.60	($15.40)	23,974,471
0.4% yen convertible bonds due 2005	¥1,148.00	($ 8.62)	80,568,815
0.75% yen convertible bonds due 2015	¥ 302.00	($ 2.27)	39,162,429

The following assets were pledged as collateral for short-term and long-term debt at March 31, 2002:

	Yen (Millions)	U.S. dollars (Thousands)
Property and equipment, at net book value:		
Flight equipment	¥344,559	$2,585,809
Ground property and equipment	159,675	1,198,311
	¥504,234	$3,784,120

The aggregate annual maturities of long-term debt after March 31, 2002 are as follows:

	Yen (Millions)	U.S. dollars (Thousands)
2003	¥143,895	$1,079,887
2004	59,450	446,154
2005	176,026	1,321,021
2006 and thereafter	560,866	4,209,126
	¥940,237	$7,056,188

The amounts in the above table have been calculated on the assumption that all outstanding convertible bonds at March 31, 2002 would not be converted prior to maturity.

7. Retirement benefit plans

The Company and its domestic consolidated subsidiaries have defined benefit plans, i.e., welfare pension fund plans, tax qualified pension plans and lump-sum payment plans, covering substantially all employees who are entitled to lump-sum or annuity payments, the amount of which are determined by reference to their basic rates of pay, length of service, and the conditions under which termination occurs.

The following table sets out the funded and accrued status of the plans, and the amounts recognized in the consolidated balance sheets as of March 31, 2002 and 2001 for the Company and consolidated subsidiaries' defined benefit plans:

	Yen (Millions)		U.S. dollars (Thousands)
	2002	2001	2002
Retirement benefit obligation	¥(395,755)	¥(324,396)	$(2,970,019)
Plan assets at fair value	123,006	123,228	923,122
Unfunded retirement benefit obligation	(272,749)	(201,168)	(2,046,897)
Unrecognized net transitional retirement benefit obligation	95,190	103,132	714,372
Unrecognized actuarial loss	91,599	20,814	687,422
Unrecognized prior service cost	(2,467)	(45)	(18,514)
Gross amount recognized	(88,427)	(77,267)	(663,617)
Prepaid pension cost	553	401	4,150
Accrued employees' retirement benefits	¥ (88,980)	¥ (77,668)	$ (667,767)

The government sponsored portion of the benefits under the welfare pension fund plans has been included in the amounts shown in the above table.

The components of retirement benefit expenses for the years ended March 31, 2002 and 2001 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2002	2001	2002
Service cost	¥15,561	¥15,570	$116,780
Interest cost	10,865	10,586	81,538
Expected return on plan assets	(6,276)	(6,835)	(47,099)
Amortization of net transitional retirement benefit obligation	7,835	7,366	58,799
Amortization of actuarial loss	1,493	–	11,205
Amortization of prior service cost	(68)	0	(510)
Net periodic pension and severance cost	¥29,410	¥26,687	$220,713

8. Income taxes

The Company is subject to a number of taxes on income (corporation tax, inhabitants tax and enterprise tax) which in aggregate resulted in a normal corporate tax rate of 42.05% in 2002 and 2001.

The tax effect of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at March 31, 2002 and 2001 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2002	2001	2002
Deferred tax assets:			
Tax loss carry-forward	¥ 21,493	¥ 21,308	$ 161,298
Accrued employees' retirement benefits	18,904	12,307	141,869
Intercompany profits on inventories and property and equipment	9,302	9,912	69,809
Accrued expenses	3,865	3,018	29,005
Allowance for doubtful accounts	3,618	1,467	27,152
Other	10,295	9,787	77,261
Total gross deferred tax assets	67,477	57,799	506,394
Less valuation allowance	(31,023)	(25,624)	(232,818)
Total net deferred tax assets	36,454	32,175	273,576
Deferred tax liabilities:			
Special depreciation reserve and reserve for deferred gain on sale of land	(3,663)	(4,350)	(27,490)
Other	(3,100)	(2,650)	(23,264)
Total gross deferred tax liabilities	(6,763)	(7,000)	(50,754)
Net deferred tax assets	¥ 29,691	¥ 25,175	$ 222,822

Reconciliation of the difference between the statutory tax rate and the effective income tax rate for the year ended March 31, 2002 is not disclosed because of the loss before income taxes and minority interests.

The reconciliation for the year ended March 31, 2001 was as follows:

Statutory tax rate	42.05%
Reconciliation:	
Change in valuation allowance and related adjustments	(12.87)
Entertainment expenses not qualifying for deduction	1.94
Inhabitants tax per capita levy	0.38
Amortization of goodwill	0.30
Equity in income of affiliates	(0.26)
Other	(1.28)
Effective income tax rate	30.26%

9. Leases

(a) Finance leases

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for as operating leases. *Information on finance leases which are not recorded as assets and liabilities is summarized as follows.*

Estimated acquisition costs, accumulated depreciation and net book value of leased assets at March 31, 2002 and 2001 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2002	2001	**2002**
Aircraft:			
Estimated acquisition cost	**¥237,621**	¥236,121	**$1,783,272**
Estimated amount of accumulated depreciation	**120,046**	98,711	**900,908**
Estimated net book value	**117,575**	137,410	**882,364**
Others:			
Estimated acquisition cost	**27,390**	18,879	**205,553**
Estimated amount of accumulated depreciation	**10,573**	8,833	**79,347**
Estimated net book value	**16,817**	10,046	**126,206**
Total:			
Estimated acquisition cost	**265,011**	255,000	**1,988,825**
Estimated amount of accumulated depreciation	**130,619**	107,544	**980,255**
Estimated net book value	**¥134,392**	¥147,456	**$1,008,570**

Outstanding finance lease obligations at March 31, 2002 and 2001 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2002	2001	**2002**
Current portion of finance lease obligations	**¥ 28,300**	¥ 24,322	**$ 212,383**
Long-term finance lease obligations	**118,840**	133,840	**891,857**
	¥147,140	¥158,162	**$1,104,240**

Estimated amount of depreciation, estimated finance charges and lease expenses for the years ended March 31, 2002 and 2001 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2002	2001	**2002**
Estimated amount of depreciation by the straight-line method over the lease period	**¥25,587**	¥24,836	**$192,023**
Estimated interest cost	**4,695**	5,384	**35,235**

Annual lease expenses charged to income were ¥29,999 million ($225,133 thousand) and ¥29,339 million for the years ended March 31, 2002 and 2001, respectively.

(b) Operating leases

The rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at March 31, 2002 and 2001 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2002	2001	**2002**
Current portion of operating lease obligations	**¥ 43,377**	¥ 46,648	**$ 325,531**
Long-term operating lease obligations	**134,475**	167,369	**1,009,193**
	¥177,852	¥214,017	**$1,334,724**

10. Shareholders' equity

(a) Common stock and capital surplus

Under the Japanese Commercial Code, previously at least 50% of the issue price of new shares, with a minimum of the par value thereof, was required to be credited to the common stock account.

Effective October 1, 2001, the Japanese Commercial Code was amended to eliminate the provisions for common stock par value resulting in all common stock being recorded with no par value.

Any excess of proceeds over amounts credited to the common stock account is required to be credited to the capital surplus account.

(b) Deficit

Deficit at March 31, 2002 and 2001 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2002	2001	**2002**
Legal reserve	**¥ 10,301**	¥ 10,301	**$ 77,306**
Special depreciation reserve	**5,202**	2,206	**39,039**
General reserve	**1,600**	1,600	**12,008**
Reserve for deferred gain on sale of land	**785**	785	**5,891**
Unappropriated retained earnings (deficit)	**(57,086)**	(38,896)	**(428,413)**
	¥(39,198)	¥(24,004)	**$(294,169)**

The special depreciation reserve and the reserve for deferred gain on sale of land have been provided for purposes of tax deferral. These reserves must be recorded in the books of account in retained earnings (deficit) and are required to be reversed to taxable income in the future. Under the Special Taxation Measures Law, the Company is permitted to provide special depreciation on new aircraft, for two fiscal years, at the maximum rate of 8% of aggregate acquisition cost. The special depreciation reserve provided is reversed evenly to taxable income over the subsequent seven years as appropriations of retained earnings (deficit). See Note 15.

The special depreciation reserve and the reserve for deferred gain on sale of land are stated net of related deferred taxes. See Note 2 (b).

Under the Japanese Commercial Code, the Company was previously required to appropriate as a legal reserve an amount equal to at least 10% of appropriations paid by cash until the reserve equals 25% of the stated capital. This reserve was not available for dividends but could be used to reduce a deficit or could be capitalized by resolution of the Board of Directors.

Under the Japanese Commercial Code, as amended effective on October 1, 2001, the Company is required to appropriate as a legal reserve an amount equal to at least 10% of appropriations paid by cash until the aggregate amount of additional paid in capital surplus and legal reserve equals 25% of the stated capital. This reserve is not available for dividends but may be used to reduce a deficit or may be capitalized by resolution of the Board of Directors. The aggregate amount of additional paid in capital and legal reserve in excess of 25% of stated capital may be transferred to other capital surplus by resolution of the annual shareholders' meeting and may be used to refund to shareholders by resolution of the annual shareholders' meeting.

The legal reserve in the accompanying consolidated financial statements includes only that of the Company. The Company's equity in the legal reserves of its consolidated subsidiaries is included in consolidated retained earnings.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company and in accordance with the Japanese Commercial Code.

11. Commitments and contingent liabilities

At March 31, 2002, commitments outstanding for the acquisition or construction of property and equipment amounted to approximately ¥388,177 million ($2,913,148 thousand).

The Company and consolidated subsidiaries were contingently liable as guarantor of loans, principally to affiliates, amounting to ¥11,097 million ($83,280 thousand) at March 31, 2002.

12. Derivatives and hedging activities

The Company and certain of its subsidiaries operate internationally and are exposed to the risk of changes in foreign exchange rates, interest rates and commodity prices of fuel. In order to manage these risks, the Company and its subsidiaries utilize forward exchange contracts to hedge certain foreign currency transactions related to purchase commitments, principally of flight equipment, and foreign currency receivables and payables. Also, the Company and its subsidiaries utilize interest rate swaps to minimize the impact of interest rate fluctuations related to their outstanding debt. In addition, the Company also enters into a variety of swaps and options in its management of risk exposure related to the commodity prices of fuel. The Company and its subsidiaries do not use derivatives for trading purposes.

The Company has developed internal hedging guidelines to control various aspects of derivative transactions including authorization levels and transaction volumes. The Company enters into derivative transactions in accordance with these internal guidelines. Derivative and hedging transactions initiated by respective operation departments have been examined by the accounting department and these transactions, including their measures and ratios, have been monitored by management generally on a monthly basis. Assessment of hedge effectiveness is examined at inception and, on an ongoing basis, periodically. The consolidated subsidiaries have adopted the same procedures for hedging activities as the Company.

The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions.

13. Segment information

The Company and consolidated subsidiaries conduct operations in air transportation, travel services, hotel operations and other businesses. Businesses other than air transportation, travel services and hotel operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, are included in "Other businesses" in the following industry segment information.

Other segment information of the Company and its subsidiaries such as geographical breakdown of sales and assets is not disclosed because of its insignificance.

Segment information for the years ended March 31, 2002 and 2001 is as follows:

	Yen (Millions)						
Year ended March 31, 2002	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	¥900,847	¥143,367	¥63,366	¥ 96,934	¥1,204,514	¥ –	¥1,204,514
Intra-group sales and transfers	77,564	15,166	12,305	91,235	196,270	(196,270)	–
Total	978,411	158,533	75,671	188,169	1,400,784	(196,270)	1,204,514
Operating expenses	959,662	158,615	76,335	183,181	1,377,793	(196,247)	1,181,546
Operating income (loss)	¥ 18,749	¥ (82)	¥ (664)	¥ 4,988	¥ 22,991	¥ (23)	¥ 22,968

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	¥1,195,497	¥37,437	¥146,311	¥215,917	¥1,595,162	¥(84,180)	¥1,510,982
Depreciation and amortization	52,527	527	4,571	3,712	61,337	–	61,337
Capital expenditure	121,451	1,601	6,749	2,748	132,549	(141)	132,408

Year ended March 31, 2002	U.S. dollars (Thousands) Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	$ 6,760,578	$ 1,075,925	$475,542	$ 727,460	$ 9,039,505	$ –	$9,039,505
Intra-group sales and transfers	582,094	113,816	92,345	684,690	1,472,945	(1,472,945)	–
Total	7,342,672	1,189,741	567,887	1,412,150	10,512,450	(1,472,945)	9,039,505
Operating expenses	7,201,966	1,190,356	572,871	1,374,717	10,339,910	(1,472,773)	8,867,137
Operating income (loss)	$ 140,706	$ (615)	$ (4,984)	$ 37,433	$ 172,540	$ (172)	$ 172,368

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	$8,971,835	$280,953	$1,098,019	$1,620,390	$11,971,197	$(631,745)	$11,339,452
Depreciation and amortization	394,199	3,955	34,304	27,857	460,315	–	460,315
Capital expenditure	911,452	12,015	50,649	20,623	994,739	(1,058)	993,681

Year ended March 31, 2001	Yen (Millions) Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	¥ 964,888	¥139,155	¥71,586	¥104,006	¥1,279,635	¥ –	¥1,279,635
Intra-group sales and transfers	73,396	13,702	12,113	87,109	186,320	(186,320)	–
Total	1,038,284	152,857	83,699	191,115	1,465,955	(186,320)	1,279,635
Operating expenses	965,948	151,379	79,868	184,717	1,381,912	(184,520)	1,197,392
Operating income	¥ 72,336	¥ 1,478	¥ 3,831	¥ 6,398	¥ 84,043	¥ (1,800)	¥ 82,243

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	¥1,112,105	¥38,808	¥140,129	¥216,431	¥1,507,473	¥(56,053)	¥1,451,420
Depreciation and amortization	50,199	371	4,874	3,889	59,333	–	59,333
Capital expenditure	90,787	1,474	2,709	8,407	103,377	(8,986)	94,391

14. Supplementary cash flow information

Reconciliation of the difference between cash stated in the consolidated balance sheets as of March 31, 2002 and 2001 and cash and cash equivalent for the purpose of the statements of cash flows is as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2002	2001	**2002**
Cash	**¥159,340**	¥152,755	**$1,195,797**
Time deposits with maturities of more than three months	**(728)**	(1,107)	**(5,463)**
Marketable securities	**27,370**	48,508	**205,403**
Marketable securities with maturities of more than three months	**(68)**	(495)	**(510)**
Short-term investments with maturities of three months or less, included in prepaid expenses and other current assets	**2,734**	8,056	**20,518**
Cash and cash equivalents at end of year	**¥188,648**	¥207,717	**$1,415,745**

Significant non-cash transactions for the year ended March 31, 2002 are as follows:

	Yen (Millions)	U.S. dollars (Thousands)
Conversion of convertible bonds:		
Credited to common stock	¥159	$ 1,193
Credited to capital surplus	159	1,193
	¥320	$ 2,402

15. Subsequent event

At the shareholders' meeting held on June 27, 2002, the following appropriations from unappropriated retained earnings (deficit) of the Company were approved by the shareholders:

	Yen (Millions)	U.S. dollars (Thousands)
Transfer from special depreciation reserve, net of deferred taxes	¥946	$7,099

16. Differences between Japanese accounting principles and International Accounting Standards

As stated in Note 1, the consolidated financial statements of the Company are principally prepared in conformity with accounting principles and practices generally accepted in Japan, which differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. Accounting principles and practices generally accepted in Japan differ from International Accounting Standards (IAS) in the following material respects:

(a) Finance leases

IAS require finance leases to be recognized as assets and liabilities in the balance sheet at an amount equal to the fair value of the leased property at the inception of the lease or, if lower, at the present value of the minimum lease payments.

Accounting principles and practices generally accepted in Japan allow a company either to recognize finance leases as assets and liabilities in the balance sheet as required by IAS or to account for them as operating leases, unless ownership of the leased property is transferred to the lessee at the end of the lease term. In the latter case, certain information, as presented in Note 9, is required to be disclosed.

(b) Impairment of property and equipment

IAS require a company to carry property and equipment at its cost less any accumulated depreciation, subject to the requirement to write an asset down to its recoverable amount. The carrying amount of property and equipment should be reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount.

Accounting principles and practices generally accepted in Japan do not require a company to assess the recoverability and recognize impairment of property and equipment, if any.

Shin Nihon & Co.

Certified Public Accountants
Hibiya Kokusai Building.
2-3, Uchisaiwai-cho, 2-chome,
Chiyoda-ku, Tokyo 100-0011, Japan
C.P.O. Box 1196, Tokyo 100-8641

Phone: +81(3)3503-1100
Fax: +81(3)3503-1197

The Board of Directors
All Nippon Airways Co., Ltd.

We have audited the consolidated balance sheets of All Nippon Airways Co., Ltd. and consolidated subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, all expressed in yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying consolidated financial statements, expressed in yen, present fairly the consolidated financial position of All Nippon Airways Co., Ltd. and consolidated subsidiaries at March 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

As described in Note 2 to the consolidated financial statements, All Nippon Airways Co., Ltd. and consolidated subsidiaries have adopted new accounting standards for employee' retirement benefits, financial instruments and foreign translations effective the year ended March 31, 2001 in the preparation of their consolidated financial statements.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2002 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3 to the consolidated financial statements.

Shin Nihon & Co.

Shin Nihon & Co.

Tokyo, Japan
June 27, 2002

See note 1 to the consolidated financial statements which explains the basis of preparing the consolidated financial statements of All Nippon Airways Co., Ltd. under Japanese accounting principles and practices.

Non-consolidated Balance Sheets

	Yen (Millions)		U.S. dollars (Thousands)
ASSETS	2002	2001	2002
Current assets:			
Cash	¥ 115,960	¥ 101,758	$ 870,245
Marketable securities	24,682	46,207	185,235
Accounts receivable, less allowance for doubtful accounts (¥167 million in 2002 and ¥264 million in 2001)	55,571	66,430	417,046
Accounts receivable from and advances to subsidiaries and affiliates	44,178	28,165	331,545
Aircraft spare parts and supplies	45,657	43,671	342,649
Deferred income taxes — current	3,249	4,871	24,385
Prepaid expenses and other current assets	38,418	22,814	288,321
Total current assets	327,718	313,920	2,459,428
Investments and long-term receivables:			
Investments in securities	25,978	28,912	194,957
Investments in and advances to subsidiaries and affiliates	96,945	96,370	727,545
Lease and guaranty deposits	6,945	5,943	52,123
Housing loans to employees	202	1,018	1,520
Other long-term receivables	5,067	9,207	38,033
Total investments and long-term receivables	135,139	141,453	1,014,180
Property and equipment:			
Flight equipment	996,029	967,508	7,474,889
Ground property and equipment	407,543	423,179	3,058,488
	1,403,572	1,390,687	10,533,378
Less accumulated depreciation	(796,247)	(774,906)	(5,975,590)
	607,325	615,780	4,557,787
Advance payments on aircraft purchase contracts	81,791	22,739	613,821
Construction in progress	10,438	2,637	78,337
Net property and equipment	699,555	641,157	5,249,947
Deferred income taxes — non-current	15,352	7,046	115,216
Other assets	24,776	24,310	185,936
Total assets	¥1,202,542	¥1,127,888	$ 9,024,709

LIABILITIES AND SHAREHOLDERS' EQUITY	Yen (Millions) 2002	Yen (Millions) 2001	U.S. dollars (Thousands) 2002
Current liabilities:			
Current portion of long-term debt	¥ 121,230	¥ 80,180	$ 909,797
Accounts and notes payable — trade	69,491	83,301	521,514
Accounts payable to subsidiaries and affiliates	28,366	28,379	212,882
Advance ticket sales	29,422	31,331	220,805
Accrued expenses	32,069	26,603	240,668
Accrued income taxes	55	11,376	412
Other current liabilities	6,659	8,270	49,975
Total current liabilities	287,294	269,443	2,156,057
Long-term liabilities:			
Long-term debt, less current portion	670,768	614,599	5,033,907
Accrued employees' retirement benefits	70,176	61,371	526,653
Reserve for losses on related businesses	448	448	3,362
Other long-term liabilities	17,541	12,225	131,645
Total long-term liabilities	758,934	688,644	5,695,569
Shareholders' equity:			
Common stock:			
Authorized — 2,203,200,000 shares			
Issued, 2002 — 1,536,082,686 shares, 2001 — 1,535,023,084 shares	86,239	86,079	647,197
Capital surplus	104,232	104,072	782,229
Legal reserve	10,301	10,301	77,306
Deficit	(44,899)	(32,021)	(336,955)
Unrealized holding gains on securities	487	1,367	3,657
Less common treasury stock, at cost	(48)	–	(364)
Total shareholders' equity	156,313	169,800	1,173,082
Total liabilities and shareholders' equity	¥1,202,542	¥1,127,888	$ 9,024,709

Non-consolidated Statements of Operations

	Yen (Millions)		U.S. dollars (Thousands)
	2002	2001	2002
Operating revenues:			
Passenger	¥755,130	¥801,192	$5,667,023
Cargo	56,313	67,057	422,615
Incidental and other	103,564	98,338	777,218
	915,008	966,588	6,866,856
Operating expenses:			
Aircraft and flight operations	272,056	279,998	2,041,697
Aircraft maintenance	106,831	99,520	801,736
In-flight services	65,918	67,852	494,700
Flight control and ground handling	211,096	208,489	1,584,216
Reservations, sales and advertising	123,444	138,589	926,416
General and administrative	33,013	28,469	247,755
Depreciation and amortization	49,384	47,252	370,615
Other costs	34,813	29,992	261,267
	896,560	900,164	6,728,405
Operating income	18,448	66,424	138,451
Non-operating income (expenses):			
Interest and dividend income	1,663	2,511	12,482
Gain on sale of property and equipment	818	3,413	6,144
Interest expenses	(19,234)	(23,226)	(144,351)
Loss on sale or disposal of property and equipment	(7,416)	(11,738)	(55,655)
Valuation loss on investments in subsidiaries and affiliates	(5,713)	(50,538)	(42,877)
Other, net	(4,581)	(10,562)	(34,380)
	(34,463)	(90,140)	(258,637)
Loss before income taxes	16,014	23,715	120,186
Income taxes:			
Current	3,154	11,609	23,669
Deferred	(6,290)	(6,315)	(47,209)
Net loss	¥ 12,878	¥ 29,009	$ 96,647

	Yen		U.S. dollars
	2002	2001	2002
Net loss per share	¥8.38	¥19.96	$0.06

Non-consolidated Statements of Shareholders' Equity

	Yen (Millions)		U.S. dollars (Thousands)
	2002	2001	2002
Common stock:			
Balance at beginning of year	¥ 86,079	¥ 72,142	$ 645,996
Conversion of convertible bonds	159	13,936	1,193
Balance at end of year	86,239	86,079	647,197
Capital surplus:			
Balance at beginning of year	104,072	90,135	781,028
Conversion of convertible bonds	159	13,936	1,193
Balance at end of year	104,232	104,072	782,229
Legal reserve:			
Balance at beginning of year	10,301	10,301	77,306
Balance at end of year	10,301	10,301	77,306
Deficit:			
Balance at beginning of year	(32,021)	(3,011)	(240,308)
Net loss for year	(12,878)	(29,009)	(96,647)
Balance at end of year	(44,899)	(32,021)	(336,955)
Unrealized holding gain on securities:			
Balance at beginning of year	1,367	–	10,264
Net change during year	(880)	1,367	(6,606)
Balance at end of year	487	1,367	3,657
Less common treasury stock, at cost	(48)	–	(364)
Total shareholders' equity	¥156,313	¥169,800	$1,173,082

All Nippon Airways Co., Ltd. Years ended March 31, 2002 and 2001

Non-consolidated Statements of Cash Flows

	Yen (Millions)		U.S. dollars (Thousands)
	2002	2001	2002
Cash flows from operating activities:			
Loss before income taxes	¥ (16,014)	¥ (23,715)	$ (120,186)
Adjustments to reconcile loss before income taxes to net cash provided by operating activities:			
Depreciation and amortization	49,384	47,252	370,615
Loss on disposal and sale of property and equipment	7,416	11,738	55,655
Increase in allowance for doubtful accounts	7,349	12,207	55,152
Increase in accrued employees' retirement benefits	8,805	7,302	66,079
Interest expenses	19,234	23,226	144,351
Interest and dividend income	(1,663)	(2,511)	(12,482)
Exchange (gain) loss	1,101	(840)	8,263
Decrease (increase) in accounts receivable	7,587	(5,827)	56,938
Decrease (increase) in other current assets	(13,300)	4,691	(99,812)
Increase (decrease) in accounts and notes payable—trade	(16,565)	22,360	(124,315)
Other, net	7,619	32,084	57,178
Cash generated from operations	60,953	127,967	457,433
Interest and dividends received	1,663	2,511	12,480
Interest paid	(19,234)	(23,226)	(144,351)
Income taxes paid	(14,476)	(42)	(108,638)
Other, net	(1,050)	7,807	(7,879)
Net cash provided by operating activities	27,856	115,017	209,051
Cash flows from investing activities:			
Purchase of property and equipment	(120,975)	(83,054)	(907,880)
Proceeds from sales of property and equipment	6,727	13,252	50,484
Purchase of investments in securities	(7,648)	(28,758)	(57,396)
Proceeds from sale of investments in securities	1,942	28,448	14,574
Payment of advances	(5,317)	(30,218)	(39,902)
Collection of advances	990	29,736	7,430
Other, net	706	7,615	5,298
Net cash used in investing activities	(123,575)	(62,979)	(927,392)
Cash flows from financing activities:			
Proceeds from long-term debt	160,094	28,900	1,201,456
Repayment of long-term debt	(51,045)	(77,265)	(383,077)
Proceeds from issuance of bonds	19,904	39,321	149,373
Repayment of bonds	(31,510)	(63,000)	(236,473)
Other, net	(1,160)	0	(8,705)
Net cash (used in) provided by financing activities	96,283	(72,044)	722,574
Effect of exchange rate changes on cash and cash equivalents	(20)	840	(150)
Net (decrease) increase in cash and cash equivalents	544	(19,166)	4,083
Cash and cash equivalents at beginning of year	147,966	167,131	1,110,439
Cash and cash equivalents at end of year	¥ 148,510	¥147,965	$1,114,522

Selected Financial and Operational Data

Years ended March 31

	Consolidated					Non-consolidated				
	1998	1999	2000	2001	**2002**	1998	1999	2000	2001	**2002**
Financial Results (¥ millions)										
For the Year										
Operating revenues	1,080,506	1,070,773	1,209,647	1,279,635	**1,204,514**	910,276	903,024	911,849	966,588	**915,008**
Operating income (loss)	6,149	(5,161)	31,559	82,243	**22,968**	646	(13,159)	20,605	66,424	**18,448**
Net income (loss)	(5,398)	(4,732)	(15,201)	40,286	**(9,456)**	(2,675)	(6,588)	(9,732)	(29,009)	**(12,878)**
Interest expenses	43,838	40,305	38,950	35,079	**28,758**	30,958	28,344	26,974	23,226	**19,234**
At Year-End										
Current assets	343,819	396,660	443,052	419,296	**407,833**	277,027	299,430	334,978	313,920	**327,718**
Investments and long-term receivables	198,575	173,097	169,734	148,755	**160,871**	250,352	227,868	217,632	148,500	**150,492**
Property and equipment and other assets	840,007	825,432	921,831	883,369	**942,278**	625,275	609,771	648,936	665,468	**724,332**
Total assets	1,382,401	1,395,189	1,534,617	1,451,420	**1,510,982**	1,152,654	1,137,069	1,201,546	1,127,888	**1,202,542**
Current liabilities	358,753	384,874	498,502	425,786	**444,863**	218,707	232,276	303,625	269,443	**287,294**
Shareholders' equity	118,031	112,315	97,456	150,500	**138,641**	183,771	177,182	169,567	169,800	**156,313**
Working capital	(14,934)	11,786	(55,450)	(6,490)	**(37,030)**	58,320	67,153	31,353	44,476	**40,424**
Interest-bearing debt:										
Short-term debt	169,514	197,105	268,618	175,519	**221,481**	53,194	73,507	131,806	80,180	**121,230**
Long-term debt	818,704	807,021	843,722	760,211	**796,342**	679,063	660,155	662,212	614,599	**670,768**
Total	988,218	1,004,126	1,112,340	935,730	**1,017,823**	732,257	733,662	794,019	694,779	**791,998**

	Consolidated					Non-consolidated				
	1998	1999	2000	2001	**2002**	1998	1999	2000	2001	**2002**
Financial Ratios										
Profitability (%)										
Operating income margin	0.6	–	2.6	6.4	**1.9**	0.1	–	2.3	6.9	**2.0**
Net income margin	–	–	–	3.1	**–**	–	–	–	–	**–**
Return on assets[1]	–	–	–	2.8	**–**	–	–	–	–	**–**
Operating return on assets[2]	1.0	0.9	2.7	6.1	**2.0**	0.3	–	1.9	5.9	**1.7**
Return on equity	–	–	–	32.5	**–**	–	–	–	–	**–**
Efficiency (times)										
Asset turnover	0.8	0.8	0.8	0.9	**0.8**	0.8	0.8	0.8	0.9	**0.8**
Safety/Stability (times)										
Current ratio	1.0	1.0	0.9	1.0	**0.9**	1.3	1.3	1.1	1.2	**1.1**
Equity ratio	8.5	8.1	6.4	10.4	**9.2**	15.9	15.6	14.1	15.1	**13.0**
Debt/equity ratio	8.4	8.9	11.4	6.2	**7.3**	4.0	4.1	4.7	4.1	**5.1**
Interest coverage	0.3	0.1	1.0	2.6	**1.0**	0.1	–	0.8	2.9	**1.0**
Payout ratio[3] (%, non-consolidated only)	–	–	–	–	**–**	–	–	–	–	**–**

Notes: 1. Return on assets = net income / total assets

2. Operating return on assets = (operating income + interest and divident income) / simple average of total assets

3. Payout ratio = cash dividends per common stock / net income per common share

Consolidated	1998	1999	2000	2001	**2002**	Non-consolidated 1998	1999	2000	2001	**2002**
Operating Statistics										
Available seat-km (ASK, millions):										
Domestic	56,787	59,875	60,093	61,074	**60,980**	51,932	54,633	53,952	54,570	**54,460**
International	28,359	31,138	33,772	32,446	**26,928**	28,218	30,928	33,594	32,266	**26,775**
Total	85,146	91,013	93,865	93,520	**87,908**	80,150	85,561	87,546	86,836	**81,235**
Revenue passenger-km (RPK, millions):										
Domestic	36,009	37,009	38,411	38,469	**38,780**	33,157	34,002	34,824	34,829	**35,030**
International	18,835	20,562	22,510	24,124	**18,124**	18,773	20,433	22,399	23,990	**18,019**
Total	54,844	57,572	60,921	62,592	**56,904**	51,930	54,435	57,223	58,818	**53,050**
Load factor (%):										
Domestic	63.4	61.8	63.9	63.0	**63.6**	63.8	62.2	64.5	63.8	**64.3**
International	66.4	66.0	66.7	74.4	**67.3**	66.5	66.1	66.7	74.4	**67.3**
Total	64.4	63.3	64.9	66.9	**64.7**	64.8	63.6	65.4	67.7	**65.3**
Passenger yield (¥/RPK):										
Domestic	18.3	17.7	17.0	17.5	**17.1**	18.0	17.2	16.7	17.1	**16.7**
International	9.6	8.5	8.0	8.6	**9.4**	9.6	8.5	8.0	8.6	**9.3**
Operating expenses per available seat-km (Unit costs, ¥/ASK)	11.5	10.9	10.3	10.5	**11.1**	11.3	10.7	10.2	10.4	**11.0**

Note: Consolidated figures are the results of ANA, ANK, and ADK; other businesses are not included.

	1998	1999	2000	2001	**2002**	Non-consolidated 1998	1999	2000	2001	**2002**
Employee Data										
Air Transportation										
Average number of employees	15,660	15,293	15,245	14,855	**14,463**	14,294	13,939	13,876	13,425	**13,034**
ASK per employee (millions)	5.4	6.0	6.2	6.3	**6.1**	5.6	6.1	6.3	6.5	**6.2**
RPK per employee (millions)	3.5	3.8	4.0	4.2	**3.9**	3.6	3.9	4.1	4.4	**4.1**
All Business Segments										
Average number of employees	22,300	24,123	27,422	29,830	**29,226**	14,294	13,939	13,876	13,425	**13,034**
Operating revenues per employee (¥ millions)	48	44	44	43	**41**	64	65	66	72	**70**
Operating income per employee (¥ millions)	0.3	–	1.2	2.8	**0.8**	0.0	–	1.5	4.9	**1.4**

	Consolidated					Non-consolidated				
	1998	1999	2000	2001	**2002**	1997	1998	1999	2000	**2001**
Operating Income (Loss) Composition (¥ millions)										
Air transportation	583	(10,817)	25,692	72,336	**18,749**	646	(13,159)	20,605	66,424	**18,448**
Travel services	–	(229)	3,326	1,478	**(82)**					
Hotel operations	–	2,975	3,838	3,831	**(664)**					
Other businesses	–	3,137	(218)	6,398	**4,988**					
Airline-related businesses	5,632	–	–	–	**–**					
Intercompany eliminations	(66)	(227)	(1,079)	(1,800)	**(23)**					
Total	6,149	(5,161)	31,559	82,243	**22,968**	646	(13,159)	20,605	66,424	**18,448**

Note: Travel services, hotel operations, and other businesses are included in airline-related businesses and are not disclosed separately in the periods prior to the year ended March 31, 1999, because of their insignificance.

	Consolidated					Non-consolidated				
	1998	1999	2000	2001	**2002**	1997	1998	1999	2000	**2001**
Operating Expenses Composition (¥ millions)										
Aircraft:										
Aircraft and flight operations	280,090	274,489	284,152	303,208	**292,677**	250,867	253,830	263,456	279,998	**272,056**
Aircraft maintenance	115,468	101,927	72,850	75,085	**81,031**	92,887	96,319	95,969	99,520	**106,831**
	395,558	376,416	357,002	378,293	**373,708**	343,754	350,149	359,425	379,518	**378,887**
Services:										
In-flight services	80,808	68,565	62,029	59,543	**56,468**	74,072	75,259	70,136	67,852	**65,918**
Flight control and ground handling	249,308	256,499	240,599	240,382	**243,061**	216,791	225,368	211,572	208,489	**211,096**
	330,116	325,064	302,628	299,925	**299,529**	290,863	300,627	281,708	276,341	**277,014**
Reservations, sales and advertising	193,289	180,899	200,197	221,038	**210,845**	143,046	139,979	145,566	138,589	**123,444**
General and administrative	58,564	50,167	39,604	29,241	**33,837**	44,599	33,008	32,015	28,469	**33,013**
Depreciation and amortization	74,474	73,420	58,441	59,333	**61,337**	65,395	64,978	46,430	47,252	**49,384**
Other costs	22,356	69,968	220,216	209,562	**202,290**	21,968	27,437	26,095	29,992	**34,813**
Expenses	1,074,357	1,075,934	1,178,088	1,197,392	**1,181,546**	909,630	916,183	891,243	900,164	**896,560**

	Consolidated					Non-consolidated				
	1998	1999	2000	2001	**2002**	1997	1998	1999	2000	**2001**
Financial Resources (¥ millions)										
External funds:										
Bonds issued	125,000	30,000	105,000	39,321	**19,904**	125,000	30,000	105,000	39,321	**19,904**
Proceeds from long-term debt	44,565	55,161	72,574	35,608	**169,463**	26,750	41,100	34,200	28,900	**160,094**
Increase (decrease) in short-term loans	37,576	6,687	(13,104)	(19,780)	**(3,777)**	–	–	–	–	**–**
Repayment of long-term debt and bonds	(82,761)	(74,621)	(117,789)	(209,014)	**(110,016)**	(77,291)	(68,375)	(78,843)	(140,265)	**(82,555)**
Capital increase	–	–	–	27,872	**320**	–	–	–	27,872	**320**
Net external funds	124,380	17,227	46,681	(153,865)	**75,894**	74,458	2,725	60,357	(72,044)	**97,763**
Internal funds:										
Net income (loss)	(5,398)	(4,732)	(15,201)	40,286	**(9,456)**	(2,675)	(6,588)	(9,732)	(29,009)	**(12,878)**
Depreciation and amortization	74,474	73,420	58,441	59,333	**61,337**	65,395	64,978	46,430	47,252	**49,384**
Total internal funds	69,076	68,688	43,240	99,619	**51,881**	62,720	58,390	36,698	18,243	**36,506**
Total funds	193,456	85,915	89,921	(54,246)	**127,775**	137,178	61,114	97,055	(53,801)	**134,269**
Capital expenditure	95,617	72,928	110,816	94,391	**132,408**	78,257	59,454	91,700	83,054	**120,975**

Eleven-Year Comparative Summary

All Nippon Airways Co., Ltd. and its consolidated subsidiaries Years ended March 31 (¥ millions, except share

Consolidated

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	**2002**
For the Year											
Operating revenues:											
Passenger	748,149	762,725	729,656	729,677	759,324	793,184	813,208	788,414	778,765	813,156	**762,923**
Cargo	42,123	41,287	41,478	45,058	50,770	56,432	60,056	63,599	67,763	68,649	**57,648**
Incidental and other	84,802	84,807	86,032	139,509	157,208	172,126	207,242	218,760	363,119	397,830	**383,943**
Total	875,074	888,819	857,166	914,244	967,302	1,021,742	1,080,506	1,070,773	1,209,647	1,279,635	**1,204,514**
Operating expenses	830,907	870,980	854,107	899,464	939,547	1,001,149	1,074,357	1,075,934	1,178,088	1,197,392	**1,181,546**
Operating income (loss)	44,167	17,839	3,059	14,780	27,755	20,593	6,149	(5,161)	31,559	82,243	**22,968**
Income (loss) before income taxes and minority interests	20,705	9,223	(6,264)	(1,534)	1,491	12,694	(4,391)	(2,430)	(22,689)	63,289	**(7,178)**
Net income (loss)	7,369	(1,167)	(9,364)	(7,471)	(8,572)	4,298	(5,398)	(4,732)	(15,201)	40,286	**(9,456)**
At Year-End											
Total assets	1,317,469	1,411,190	1,384,304	1,365,076	1,335,477	1,267,716	1,382,401	1,395,189	1,534,617	1,451,420	**1,510,982**
Long-term liabilities	889,767	892,189	922,634	905,208	834,154	802,197	902,550	895,533	935,726	868,784	**915,189**
Shareholders' equity	194,547	184,685	170,196	154,209	136,710	137,759	118,031	112,315	97,456	150,500	**138,641**
Per Share Data (¥)											
Net income (loss)	5.13	(0.81)	(6.49)	(5.18)	(5.94)	2.98	(3.74)	(3.28)	(10.54)	27.75	**(6.17)**
Operating statistics											
Unit costs (¥/ASK):	14.8	13.6	12.5	12.2	11.7	11.4	11.5	10.9	10.3	10.5	**11.1**
Available seat-km (millions):											
Domestic	40,942	44,458	47,017	50,031	52,630	54,167	56,787	59,875	60,093	61,074	**60,980**
International	13,194	15,191	14,776	15,755	19,646	23,532	28,359	31,138	33,772	32,446	**26,928**
Revenue passenger-km (millions):											
Domestic	29,197	29,527	29,045	30,900	32,449	34,439	36,009	37,009	38,411	38,469	**38,780**
International	9,191	10,071	9,554	10,958	13,572	15,932	18,835	20,562	22,510	24,124	**18,124**
Load factor (%):											
Domestic	71.3	66.4	61.8	61.8	61.7	63.6	63.4	61.8	63.9	63.0	**63.6**
International	69.7	66.3	64.7	69.6	69.1	67.7	66.4	66.0	66.7	74.4	**67.3**

Non-consolidated

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	**2002**
For the Year											
Operating revenues:											
Passengers (domestic)	612,682	614,269	583,298	590,402	594,326	603,993	596,732	584,161	580,802	595,618	**586,742**
Passengers (international)	102,106	107,176	103,918	112,769	138,958	158,796	180,018	172,969	179,091	205,573	**168,387**
Cargo (domestic)	28,263	26,919	26,505	27,199	27,363	28,339	26,063	26,728	26,655	27,178	**23,737**
Cargo (international)	13,152	13,490	13,986	16,712	22,078	26,730	32,622	35,370	39,650	39,879	**32,576**
Incidental and other	42,948	46,498	47,044	55,534	63,246	69,547	74,840	83,795	85,648	98,338	**103,564**
Total	799,152	808,354	774,752	802,619	845,973	887,406	910,276	903,024	911,849	966,588	**915,008**
Operating expenses:											
Personnel	164,713	173,798	171,994	171,686	174,702	175,127	178,669	176,083	167,994	166,544	**166,108**
Fuel and fuel tax	102,869	105,274	99,088	98,211	103,795	124,091	125,291	116,082	122,516	140,914	**133,757**
Depreciation and amortization	103,642	99,974	78,127	74,781	66,948	67,460	65,395	64,978	46,430	47,252	**49,384**
Other	388,751	411,243	419,960	441,865	473,220	502,713	540,275	559,040	554,303	545,454	**547,311**
Total	759,975	790,289	769,169	786,543	818,665	869,391	909,630	916,183	891,243	900,164	**896,560**
Operating income (loss)	39,177	18,065	5,582	16,076	27,307	18,015	646	(13,159)	20,605	66,424	**18,448**
Net income (loss)	7,600	2,422	(2,912)	4,209	3,092	3,915	(2,675)	(6,588)	(9,732)	(29,009)	**(12,878)**
At Year-End											
Total assets	1,221,342	1,313,243	1,271,352	1,214,728	1,167,249	1,072,450	1,152,654	1,137,069	1,201,546	1,127,888	**1,202,542**
Long-term liabilities	819,078	825,278	855,618	803,728	696,354	656,164	750,176	727,610	728,353	688,644	**758,934**
Shareholders' equity	206,118	201,257	192,534	192,416	191,180	190,773	183,771	177,182	169,567	169,800	**156,313**
Common shares outstanding at year-end (thousands)	1,442,719	1,442,719	1,442,719	1,442,719	1,442,719	1,442,724	1,442,725	1,442,725	1,442,725	1,535,023	**1,536,082**
Per Share Data (¥)											
Net income (loss)	5.29	1.68	(2.02)	2.92	2.14	2.71	(1.85)	(4.57)	(6.75)	(19.96)	**(8.38)**
Operating Statistics											
Passenger yield (¥/RPK):											
Domestic	21.9	21.9	21.3	20.4	19.6	18.9	18.0	17.2	16.7	17.1	**16.7**
International	11.1	10.6	10.9	10.3	10.3	10.0	9.6	8.5	8.0	8.6	**9.3**
Unit costs (¥/ASK):	14.5	13.8	13.0	12.5	11.9	11.8	11.3	10.7	10.2	10.4	**11.0**
Available seat-km (millions):											
Domestic	39,218	42,280	44,416	46,945	49,242	50,244	51,932	54,633	53,952	54,570	**54,460**
International	13,194	15,191	14,776	15,755	19,527	23,425	28,218	30,928	33,594	32,266	**26,775**
Revenue passenger-km (millions):											
Domestic	27,951	28,026	27,327	28,910	30,305	32,004	33,157	34,002	34,824	34,829	**35,030**
International	9,191	10,071	9,554	10,958	13,506	15,858	18,773	20,433	22,399	23,990	**18,019**
Load factor (%):											
Domestic	71.3	66.3	61.5	61.6	61.5	63.7	63.8	62.2	64.5	63.8	**64.3**
International	69.7	66.3	64.7	69.6	69.2	67.7	66.5	66.1	66.7	74.4	**67.3**

Notes: Domestic passenger yield = domestic airline passenger operating revenues / domestic revenue passenger-km
International passenger yield = international airline passenger operating revenues / international passenger-km
Unit costs = operating expenses / available seat-km

(As of March 31, 2002)

ANA and Its Principal Subsidiaries and Affiliates

AIR TRANSPORTATION (Subsidiaries 31, Affiliates 7)

Air Transport

⊛ All Nippon Airways Co., Ltd.
◇ Air Nippon Co., Ltd.
◇ Air Japan Co., Ltd.
◇ Air Hokkaido Co., Ltd.
◇ International Flight Training Academy, Inc.
✧ All Nippon Helicopter, Co., Ltd.
✧ Nippon Cargo Airlines Co., Ltd.

Flight Support

◇ ANA Catering Service Co., Ltd.
◇ Osaka Airport Service Co., Ltd.
◇ International Airport Utility Co., Ltd.
◇ New Kansai International Airport Service Co., Ltd.
◇ ANA Aircraft Maintenance Co., Ltd.
◇ ANA Aerotech Co., Ltd.
◇ ANA Nagasaki Engineering Co., Ltd.
and 18 other consolidated subsidiaries,
and 1 other affiliate accounted for by the equity method

TRAVEL SERVICES (Subsidiaries 17, Affiliates 3)

◇ ANA Sales Holdings Co., Ltd.
◇ All Nippon Airways Travel Co., Ltd.
◇ ANA Sky Holiday Tours Co., Ltd.
◇ ANA Travel Kyushu Co., Ltd.
◇ All Nippon Airways World Tours Co., Ltd.
◇ All Nippon Airways Travel Hokkaido Co., Ltd.
◇ Fukushima Air Service Co., Ltd.
◇ ANA World Tours (Europe) Ltd.
✧ Ryokou Keikaku Co., Ltd.
✧ ANA Nangoku Airport Service Co., Ltd.
and 5 other consolidated subsidiaries,
and 1 other affiliate accounted for by the equity method

HOTEL OPERATIONS (Subsidiaries 27, Affiliates 5)

◇ ANA Enterprises, Ltd.
◇ Okinawa ANA Resort Co., Ltd.
◇ ANA Property Management Co., Ltd.
◇ ANA Hotel Sapporo Co., Ltd.
◇ ANA Hotel Kanazawa Co., Ltd.
◇ ANA Hotel Hakata Co., Ltd.
◇ ANA Hotel Hiroshima Co., Ltd.
◇ ANA Hotel Tokyo Co., Ltd.
◇ ANA Hotels, Ltd.
◇ ANA Hotels Management Co., Ltd.
◇ ANA Holding Pty Ltd.
◇ Lilyvale Hotel Pty, Ltd.
◇ ANA International Europe B.V.
◇ Grand Hotel Ges.M.B.H.
✧ Ryukyu Development Co., Ltd.
✧ Beijing New Century Hotel Co., Ltd.
and 13 other consolidated subsidiaries,
and 2 other affiliates accounted for by the equity method

OTHER BUSINESSES (Subsidiaries 75, Affiliates 32)

◇ Infini Travel Information, Inc.
◇ ANA Hotel Network Systems, Ltd.
◇ ANA Communications Co., Ltd.
◇ ANA Business Create Co., Ltd.
◇ ANA Information Systems Planning Co., Ltd.
◇ ANA Trading Duty Free Co., Ltd.
◇ All Nippon Airways Trading Co., Ltd.
◇ Japan Fresh Foods Co., Ltd.
◇ ANA Trading Corp., U.S.A.
◇ ANK Trading Co., Ltd.
◇ ANA Real Estate Co., Ltd.
◇ ANA Real Estate Hawaii, Inc.
◇ Winglet Co., Ltd.
◇ ANA Trading Aircraft Co., Ltd.
◇ ANA Logistic Service Co., Ltd.
✧ Komatsu Airport Fueling Facilities Co., Ltd.
✧ Kochi Airport Fueling Facilities Co., Ltd.
✧ Jamco Corporation
and 34 other consolidated subsidiaries,
and 4 subsidiaries and 10 other affiliates accounted for by the equity method

Total 150 subsidiaries and 47 affiliates:
118 subsidiaries are consolidated, and
6 subsidiaries and 21 affiliates are accounted for by the equity method

◇ Consolidated subsidiary
✧ Accounted for by the equity method

ANA Directory (Parent Company)

(As of June 30, 2002)

HEAD OFFICE
3-5-10, Haneda Airport,
Ota-ku, Tokyo 144-0041, Japan
TEL: 81-3-5756-9596
FAX: 81-3-5756-5659

OVERSEAS SALES OFFICES

United States

New York
1251 Avenue of the Americas,
Suite 820,
New York, NY 10020, U.S.A.
TEL: 1-212-840-3700
FAX: 1-212-840-3704

Washington, D.C.
1101, 16th Street, N.W., Suite 400,
Washington, DC 20036, U.S.A.
TEL: 1-202-857-0950
FAX: 1-202-223-6010

San Francisco
1350 Old Bayshore Highway,
Suite 460,
Burlingame, CA 94010, U.S.A.
TEL: 1-650-762-3300
FAX: 1-650-762-3310

Los Angeles
2050 W. 190th Street, Suite 100,
Torrance, CA 90504, U.S.A.
TEL: 1-310-782-3000
FAX: 1-310-782-3120

Honolulu
300 Rodgers Boulevard, #47,
Honolulu International Airport,
Honolulu, HI 96819-1897,
U.S.A.
TEL: 1-808-838-0190
FAX: 1-808-838-0191

Guam
Guam International Air Terminal,
P.O. Box 8707,
Tamuning, GU 96931, U.S.A.
TEL: 1-671-642-5588
FAX: 1-671-646-9070

Europe

London
100 George Street,
London, W1H 5RH, U.K.
TEL: 44-20-7569-0900
FAX: 44-20-7569-0921

Paris
114, Avenue Des
Champs-Elysées,
75008 Paris, France
TEL: 33-1-53-83-52-20
FAX: 33-1-53-75-12-11

Frankfurt
Rossmarkt 21,
60311, Frankfurt am Main,
Germany
TEL: 49-69-299760
FAX: 49-69-285045

Dusseldorf
Konigsallee 30,
40212, Dusseldorf, Germany
TEL: 49-211-8659510
FAX: 49-211-131138

Geneva
1-3, Rue Chantepoulet,
1201, Geneva, Switzerland
TEL: 41-22-909-1050
FAX: 41-22-909-1055

Vienna
Opernring 1/R/509,
1010 Vienna, Austria
TEL: 43-1-587-8921
FAX: 43-1-587-8930

Brussels
285 Avenue Louise,
1050 Brussels, Belgium
TEL: 32-2-639-0380
FAX: 32-2-647-5149

Moscow
Sredny Tishinsky Pereulok,
28/1, Business Center,
Chaika Plaza-2, Moscow, Russia
TEL: 7-095-777-0351
FAX: 7-095-777-0353

Rome
Room 447, Office Tower,
Fiumicino Airport 00050,
Rome, Italy
TEL: 39-06-6501-1600
FAX: 39-06-6501-2002

Madrid
Gran Via 86, Grupo I, 7-A,
28013, Madrid, Spain
TEL: 34-902-111-029
FAX: 34-902-548-4039

Asia/Oceania

Beijing
Room N200,
Beijing Fortune Building,
No.5 Dong San Huan Bei Lu,
Chao, Yang District,
Beijing 100004, P.R. of China
TEL: 86-10-6590-9171
FAX: 86-10-6590-9175

Tianjin
1st Floor, Hyatt Tianjin,
219 Jie Fang North Road,
Tianjin 300042, P.R. of China
TEL: 86-22-2330-4289
FAX: 86-22-2330-4260

Shenyang
Room No. 2-116, Tower 1,
City Plaza Shenyang No. 206,
Nanjing North Street,
Heping District, Shenyang 110001,
P.R. of China
TEL: 86-24-2334-1611
FAX: 86-24-2334-1100

Dalian
Senmao Building,
147 Zhongshan Road,
Xigang District, Dalian 116011,
P.R. of China
TEL: 86-411-360-6611
FAX: 86-411-360-6622

Qingdao
6th Floor, Holiday Inn,
76 Xiang Gang Zhong Lu,
Qingdao 266071, P.R. of China
TEL: 86-532-386-9723
FAX: 86-532-386-9724

Shanghai
Suite 808, Shanghai Centre,
1376 Nanjing Xi Lu,
Shanghai 200040, P.R. of China
TEL: 86-21-6279-7007
FAX: 86-21-6279-7002

Xiamen
Room 205,
Holiday Inn Harbourview Xiamen,
12-8 Zhen Hai Road,
Xiamen 361001, P.R. of China
TEL: 86-592-205-2206, 2179
FAX: 86-592-211-0537

Hong Kong
Suite 501,
One International Finance Centre,
No. 1 Harbour View Street,
Central, Hong Kong,
P.R. of China
TEL: 852-2848-4111
FAX: 852-2295-0066

Seoul
Room 1501, Seoul Center Building,
91-1 Sokong-Dong, Chung-ku,
Seoul 100, Republic of Korea
TEL: 82-2-752-1190
FAX: 82-2-753-3941

Taipei (ANK)
8th Floor, No.117, SEC.2,
Changan E. Road, Taipei,
Taiwan, R.O.C.
TEL: 886-2-8500-2480
FAX: 886-2-2516-3134

Bangkok
2nd Floor, C.P. Tower Building,
313 Silom Road,
Bangkok 10500, Thailand
TEL: 66-2-238-5131
FAX: 66-2-238-5134

Ho Chi Minh City
Suite 220, Airlines Representative
Office Building,
Tan Son Nhat International Airport,
Ho Chi Minh City, Vietnam
TEL: 84-8-8487141
FAX: 84-8-8487152

Yangon
2nd Floor, Sakura Tower,
339 Bogyoke Aung San Road,
The Kyauktadar Township,
Yangon, Union of Myanmar
TEL: 95-1-255415
FAX: 95-1-255417

Kuala Lumpur
Suite 11.01, 11th Floor,
Wisma Goldhill No. 67,
Jalan Raja Chulan 50200,
Kuala Lumpur, Malaysia
TEL: 60-3-2032-5393
FAX: 60-3-2032-5400

Singapore
80 Robinson Road, #18-01,
Singapore 068898
TEL: 65-6323-4333
FAX: 65-6224-6627

DOMESTIC SALES OFFICES

Sapporo
Tokyo
Nagoya
Osaka
Fukuoka
Okinawa
and 41 other cities

International Network


Toronto
Boston
New York (JFK)
Chicago
Washington, D.C. (Dulles)
Vancouver
Seattle
Portland
Denver
Salt Lake City
Las Vegas
Phoenix
San Francisco
Los Angeles
San Diego
Miami
Guadalajara
Mexico City
Hamburg
Berlin
Edinburgh
Glasgow
London
Frankfurt*
Belfast
Manchester
Dusseldorf
Vienna
Munich
Paris
Geneva
Milan
Rome
Honolulu
Shenyang
Beijing
Dalian
Tianjin
Seoul
Qingdao
OSAKA
TOKYO
NAGOYA
FUKUOKA
Shanghai
Xiamen
Taipei (ANK)
Guam
São Paulo
Rio de Janeiro
Hong Kong
Chiang Rai
Chiang Mai
Bangkok
Ho Chi Minh City
Hat Yai
Phuket
Kuala Lumpur
Singapore

○ Cities served by ANA
○ Cities served by code-sharing
* The Osaka (Kansai)–Frankfurt route is served by code-share flights.

Domestic Network


Rebun
Wakkanai
Rishiri
Okhotskmonbetsu
Asahikawa
Memanbetsu
Sapporo
(Okadama)
Kushiro
Nakashibetsu
SAPPORO
(Chitose)
Okushiri
Hakodate
Aomori
Odate-Noshiro
Akita
Shonai
Sendai
Yamagata
Niigata
Fukushima
Toyama
Komatsu
TOKYO
(Haneda)
Tokyo (Narita)
Yonago
Iwami
Tottori
OSAKA
(Itami)
Nagoya
Okayama
Tsushima
Osaka (Kansai)
Yamaguchi
Ube
Hiroshima
Takamatsu
Oshima
Fukuoka
Matsuyama
Tokushima
Miyakejima
Saga
Oita
Kochi
Gotofukue
Nagasaki
Kumamoto
Hachijojima
Miyazaki
Kagoshima
OKINAWA
(Naha)
Ishigaki
Miyako
○ Cities served by ANA
○ Cities served by subsidiaries

Management Members

(As of June 27, 2002)



Kichisaburo Nomura
Chairman of the Board



Yoji Ohashi
President & CEO



Yoshiyuki Nakamachi
Senior Executive Vice President



Isao Yagi
Senior Executive Vice President



Manabu Ouchi



Yasushi Morohashi



Kazuhisa Shin



Yuzuru Maki



Hiromichi Toya



Koichiro Ono



Suguru Omae



Mineo Yamamoto

Board of Directors

Chairman of the Board
Kichisaburo Nomura

President & Chief Executive Officer
Yoji Ohashi

Senior Executive Vice Presidents
Yoshiyuki Nakamachi*
Isao Yagi*

Executive Vice Presidents
Manabu Ouchi*
Yasushi Morohashi*
Kazuhisa Shin*
Yuzuru Maki*
Hiromichi Toya*

Koichiro Ono*
Suguru Omae*
Mineo Yamamoto*

Senior Vice Presidents
Katsuhiko Kitabayashi*
Koji Ohno*
Seitaro Taniguchi
Yoshinori Ueyama

Corporate Auditors
Kazuhiko Komiya
Wataru Kubo
Yoshiro Ito
Shigeru Ono

** Also holds a position as senior vice president.*

Senior Vice Presidents

Koichi Nomura
Tadashi Yamamoto
Yasuhiko Kimoto
Tadashi Ota

Masahiko Takada
Tatsuo Kadowaki
Osamu Kawabata
Masao Nakano
Kenichiro Hamada
Tetsuro Itakura
Hitoshi Nakajima
Hidemitsu Kawauchi
Shin Nagase
Akinori Nomoto
Tomoyuki Fujita
Kenkichi Honbo
Ichiro Okada

Investor Information

(As of March 31, 2002)

Date of Foundation
December 27, 1952

Head Office
3-5-10, Haneda Airport,
Ota-ku, Tokyo 144-0041, Japan
TEL: 81-3-5756-9596
FAX: 81-3-5756-5659
URL: http://www.ana.co.jp/

Number of Employees
29,095 (Consolidated)
12,978 (Non-consolidated)

Paid-in Capital
¥86,239,793 thousand

Number of Shares of Common Stock
Authorized: 2,203,200,000 shares
Issued: 1,536,082,686 shares

Number of Shareholders
184,789

Stock Listings
Tokyo, Osaka, London, and Frankfurt

Major Shareholders

	Number of shares held (Thousands)	Percentage of total shares in issue
Nagoya Railroad Co., Ltd.[1]	65,544	4.27%
Japan Trustee Services Bank, Ltd. (Trust account)[2]	50,286	3.27
Mitsui Sumitomo Insurance Co., Ltd.	34,569	2.25
Sumitomo Mitsui Banking Corporation	33,547	2.18
Nippon Life Insurance Company	30,963	2.02
The Tokio Marine and Fire Insurance Co., Ltd.	30,535	1.99
The Asahi Shimbun	24,376	1.59
All Nippon Airways Co., Ltd., Employee Stock Ownership Association	24,342	1.58
Nissay Dowa General Insurance Company, Ltd.	23,011	1.50
UFJ Trust Bank Limited	22,865	1.49
Total	340,039	22.14%

Notes: 1. The 65,544 thousand shares held by Nagoya Railroad Co., Ltd., include 8,500 thousand shares associated with retirement benefit trust agreements for Nagoya Railroad employees.
2. Shares held by Japan Trustee Services Bank, Ltd. (JTSB), were initially entrusted to The Sumitomo Trust and Banking Co., Ltd., or The Daiwa Bank, Limited, and subsequently entrusted by those institutions to JTSB.

Transfer Agent
The Sumitomo Trust and Banking Co., Ltd.
1-10, Nikko-cho, Fuchu, Tokyo 183-8701, Japan

Auditor
Shin Nihon & Co.

American Depositary Receipts
Ratio (ADR:ORD): 1:2
Exchange: OTC (Over-the-Counter)
Symbol: ALNPY
CUSIP: 016630303
Depositary:
The Bank of New York
101 Barclay Street, 22 West, New York, NY 10286, U.S.A
TEL: 1-212-815-2042
U.S. Toll Free: 1-888-269-2377 (888-BNY-ADRS)
URL: http://www.adrbny.com

Stock Price and Ratios (Non-consolidated)

	1998	1999	2000	2001	2002
Stock Price* (¥):					
High	790	685	422	454	**505**
Low	468	335	219	250	**289**
PER (times):					
High	–	–	–	–	–
Low	–	–	–	–	–
Price/Cash Flow Ratio (times):					
High	18.2	16.9	16.6	38.2	**21.4**
Low	10.8	8.3	8.6	21.0	**12.3**
PBR (times):					
High	6.2	5.6	3.6	4.1	**5.0**
Low	3.7	2.7	1.9	2.3	**2.8**
Net Income (Loss) per Share (¥)	(1.85)	(4.57)	(6.75)	(19.96)	**(8.38)**
Equity per Share (¥)	127.38	122.81	117.53	110.62	**101.77**

** Tokyo Stock Exchange*

Stock Price


Stock Price Range
(¥)
600
400
200
0
4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7
1999
2000
2001
2002

Airline Ranking


World's Top 10 Airlines
(In terms of scheduled passengers carried among IATA members in 2000)
(Thousands)
Delta Air Lines 105,645
American Airlines 86,313
United Airlines 84,461
Northwest Airlines 60,091
US Airways 59,772
Lufthansa 45,476
Continental 44,811
All Nippon Airways 43,460
Air France 39,204
British Airways 38,261
Source: World Air Transport Statistics
Domestic
International

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